SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Corporate Taxpayer's ID (CNPJ/MF) 33.042.730/0001-04
Corporate Registry ID (NIRE) 35.300.396.090
A Publicly-Held Company

Dear Shareholders:

Below we present our Management proposal for the items in the agenda of the Company's Annual General Meeting to be held on April 30, 2013:

1. Examine the management accounts, analyze, discuss and vote on the financial statements for the year ended December 31, 2012.

We recommend the approval of the financial statements for the year ended December 31, 2012, as disclosed on March 28, 2013, on the websites of the Brazilian Securities and Exchange Commission ("CVM") and BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange ("BM&FBOVESPA"), through the IPE information system ("Financial Statements").

We also inform that pursuant to item III of article 9 of CVM Rule 481 of December 17, 2009 ("CVM Rule 481/09"), the information included in Exhibit I to this proposal includes our comments on the Company's financial situation.

We also inform the Company's Audit Committee recommended the approval of the Financial Statements at the meeting held on March 26, 2013, whose extract of the minutes was uploaded by the Company to the websites of the CVM and the BM&FBOVESPA, through the IPE information system.

2. Allocation of the Company’s results for the fiscal year ended December 31, 2012.

As a loss of R$420,113,150.41 was recorded in the year ended December 31, 2012, a proposal was made that this loss be fully offset against the existing earnings reserves, as provided for by Article 189, sole paragraph, of Law 6404/76.

3. To ratify the distribution of dividends and the payment of interest on equity.

We propose that (i) the distribution of dividends charged to the earnings reserve – working capital, amounting to R$300,000,000.00, corresponding to R$0.20576 per share, approved at the Board of Directors’ Meeting held on December 26, 2012 be ratified; and (ii) the payment of Interest on Capital amounting to R$560,000,000.00, corresponding to the gross amount of R$0.38410 per share, be ratified, which was approved at the Board of Directors' Meeting held on March 28, 2013.

4. Determine the overall compensation of the Executives for 2013.

We propose that the overall compensation of the executives for 2013 be in the amount of up to R$74,500,000.00.

We also inform the necessary information for the appropriate analysis of the management compensation proposal, pursuant to article 12 of CVM Rule 481/09, is available on Exhibit II to this proposal.

5. Election of the members of the Board of Directors of the Company for 2013.

The Company's controlling shareholders have informed the Management that they will appoint as members of the Board of Directors of the Company, Benjamin Steinbruch, business administrator, with Individual Taxpayers' ID (CPF/MF) number 618.266.778-87, Jacks Rabinovich, engineer, with Individual Taxpayers' ID (CPF/MF) number 011.495.638-34, Aloysio Meirelles de Miranda Filho, lawyer, with Individual Taxpayer's ID (CPF/MF) number 715.343.187-04 and Antonio Bernardo Vieira Maia, business administrator, with Individual Taxpayers' ID (CPF/MF) number 510.578.677-72.

We clarify that, pursuant to article 10 of CVM Rule 481/09, information on the aforementioned candidates to the Board of Directors of the Company are detailed in Exhibit III to this proposal.

São Paulo, March 28, 2013

The Management

Companhia Siderúrgica Nacional

EXHIBIT I
Base date: 12.31.2012
(Pursuant to article 10 of Exhibit 24 of CVM Rule 480, of December 07, 2009)

10. MANAGEMENT’S COMMENTS

a) Overall financial position

Companhia Siderúrgica Nacional is a highly integrated Company whose steel operations cover the entire steel production chain, from the mining of iron ore to the production and sale of coils, tin for packaging and steel profiles. It also holds interests in railways, port terminals, production of cement and power generation.

Founded in 1941, it began operations in 1946 as Brazil’s first flat steel producer. Privatized in 1993, it was entirely restructured, becoming one of the world’s most competitive and profitable steelmakers.

This integrated production system of the Company, accompanied by top-quality management, makes the Company’s production cost one of the lowest in the world steel sector.

CSN always pursues the maximization of return to shareholders by operating in mining, steel and other key-activities, including logistics, cement production and power generation.

Management understands that the financial position’s Company is sufficient to implement its business plan and comply with its short- and medium-term obligations.

Amounts in thousands of R$	2012	2011	2010
Equity	9,007,513	8,417,170	7,822,688
Indebtedness
Loans and financing	30,151,759	27,888,588	20,089,447
(-) Cash and cash equivalents	14,444,875	15,417,393	10,239,278
Net Debt	15,706,884	12,471,195	9,850,169

Note: The amount of loans and financing in the chart above includes transaction costs, as per table in item 10.1(f).

b) Capital structure and potential stock or quota redemption

The Company’s shareholders' equity on December 31, 2012 was R$9,007,513 thousand, an increase of 7% compared to R$8,417,170 thousand on December 31, 2011.

There is no possibility of redemption of shares issued by the Company, in addition to the ones set forth by Law.

c) Ability to repay debts

The Company is currently in a comfortable liquidity position, in addition to recording high cash generation. Furthermore, the Company has access to several funding sources in Brazil and overseas. Thus, Management believes the Company has sustainable capacity to repay debts.

d) Funding sources for working capital and investments in non-current assets used by the Company

Funding sources for working capital and investment in non-current assets are trade finance facilities, development banks facilities, bonds, debentures, bank bills of credit (CCB), and Company resources. The Company strives for maximizing return to shareholders, by rescheduling debt maturities and improving liquidity conditions. These domestic and international funding sources are described in item 10.1(f).

e) Funding sources for working capital and investments in non-current assets that the Company intends to use to cover liquidity shortcomings

Management understands that if there is the need to cover any liquidity shortcomings, the Company will be able to apply for special credit facilities and bank loans, and negotiate with suppliers.

f) Indebtedness levels and debt breakdown, including:

(i) Significant loan and financing agreements

Significant loan and financing agreements on December 31, 2012 In thousands of R$

	Consolidated					Parent Company
		Current liabilities		Non-current liabilities			Current liabilities		Non-current liabilities
	Rates p.a. (%)					Rates p.a. (%)
		12/31/2012	12/31/2011	12/31/2012	12/31/2011		12/31/2012	12/31/2011	12/31/2012	12/31/2011
FOREIGN CURRENCY
Prepayment	1% to 3.50%	162,290	381,333	1,104,271	573,388	1% to 3.50%	162,290	381,333	1,104,271	573,388
Prepayment	3.51% to 7.50%	8,954	148,597	878,705	1,281,171	3.51% to 7.50%	121,962	276,615	3,105,474	3,398,081
Perpetual bonds	7.00%	2,781	2,553	2,043,500	1,875,800
Fixed rate notes	6.50% to 10.00%	1,265,330	119,030	4,802,225	5,064,660	4.142% to 9.125%	1,422,531	19,623	2,122,809	3,385,078
Financed imports	6.01% to 8.00%	30,413	25,248	50,989	27,310	6.01% to 8.00%	6,813	6,254		5,758
CCB	1.54%		176,440					176,440
	Res. 635/87 interest					Res. 635/87 interest +
BNDES/FINAME		32,395	25,903	10,755	36,750		29,703	23,425	9,863	33,466
	+ 1.7% and 2.7%					1.7% and 2.7%
Intercompany						6M Libor + 2.25 and 3.99%	91,505	534,185	634,124	119,246
	1.40% to 8.00% and					1.40% to 8.00% and 6M
Other		25,262	105,442	411,274	145,438			87,811
	CDI + 1.2%					Libor + 2.56%
		1,527,425	984,546	9,301,719	9,004,517		1,834,804	1,505,686	6,976,541	7,515,017
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 5%	415,480	430,432	1,956,981	1,744,727	TJLP + 1.5% to 3.2%	253,852	226,891	835,513	782,416
	103.6% to 110.8%
Debentures		144,902	672,073	4,613,634	2,822,424	103.6% and 110.8% CDI	46,355	655,755	2,715,000	1,150,000
	CDI and 1% + TJLP
	104.8%, 109.5% and
Prepayment		163,961	537,128	4,856,557	4,523,224	104.8% and 109.5 % CDI	147,713	510,072	2,800,000	2,466,667
	111% CDI
CCB	112.5% CDI	62,072	101,280	7,200,000	7,200,000	112.5% CDI	62,072	101,280	7,200,000	7,200,000
Intercompany						100.5% to 105.5% CDI	302,299	1,356,010	1,077,420
Other		12,599	9,509	29,398	37,058		1,986	1,845	3,973	5,528
		799,014	1,750,422	18,656,570	16,327,433		814,277	2,851,853	14,631,906	11,604,611
Total borrowings and financing		2,326,439	2,734,968	27,958,289	25,331,950		2,649,081	4,357,539	21,608,447	19,119,628
Transaction costs and issue premiums		(31,030)	(32,885)	(101,939)	(145,445)		(27,578)	(27,398)	(89,958)	(114,133)
Total borrowings and financing +
transaction costs		2,295,409	2,702,083	27,856,350	25,186,505		2,621,503	4,330,141	21,518,489	19,005,495

The Parent Company’s related-parties prepaid balances amount to R$2,339,776 on December 31, 2012 (R$2,244,927 on December 31, 2011) and the Fixed Rate Notes and Intercompany Bonds balances amount to R$3,545,340 (R$3,404,701 on December 31, 2011).

  Funding Transaction Costs

As of December 31, 2012, funding transaction costs were as follows:

	Consolidated		Parent Company
	Current	Non-current	Current	Non-current	TJ (1)	TIR (2)
Fixed rate notes	1,654	1,717	701	2,490	6.5% to 10%	6.75% to 10.7%
BNDES	2,088	5,606	1,760	3,141	1.3% to 3.2%	1.44% to 9.75%
Prepayment	8,059	14,369	6,707	7,735	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	908	2,969	509	1,874	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	72,306	17,472	72,306	112.5% CDI	11.33% to 14.82%
Other	849	4,972	429	2,412	105.8% and 110.8% CDI	12.59% and 13.27%
	31,030	101,939	27,578	89,958

(1) IR – contracted annual interest rate
(2) TIR – Annual Internal Rate of Return

   Loans, financing and debentures maturities presented in non-current liabilities

As of December 31, 2012, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company
2014	2,917,379	10%	3,256,030	15%
2015	3,886,092	14%	3,671,510	17%
2016	3,281,664	12%	2,114,650	10%
2017	3,530,240	13%	2,478,440	11%
2018	3,726,463	13%	2,675,362	13%
After 2018	8,572,951	31%	7,412,455	34%
Perpetual bonds	2,043,500	7%
	27,958,289	100%	21,608,447	100%

   Amortizations and loan, financing and debentures raising

Amortizations and funding during the current period are presented as follows:

	Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Opening balance	27,888,588	20,089,447	23,335,636	15,183,349
Funding	3,721,945	7,824,012	2,712,471	7,314,956
Amortization	(4,821,661)	(3,614,606)	(4,713,335)	(2,818,933)
Other (*)	3,362,887	3,589,735	2,805,220	3,656,264
Closing balance	30,151,759	27,888,588	24,139,992	23,335,636

(*) Includes exchange and monetary variation.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of December 31, 2012.

In January 2012, the Company secured a financing facility, contracted by its subsidiary CSN Steel S.L., in the amount of €120,000,000, to partially finance the acquisition of 100% of the shares held by the Alfonso Gallardo, S.L.U. Group (“Gallardo Group”) in the companies Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U.

In January 2012, the Company priced, through its wholly-owned subsidiary CSN Resources S.A., an additional bond issue amounting to US$200,000,000, by reopening the US$1,000,000,000 bonds, maturing in July 2020.

In September 2012, the Company settled the commercial promissory notes by paying R$800,000 in principal and R$33,277 in interest.

   Debentures

i. Companhia Siderúrgica Nacional

Fourth issuance

In February 2012, the Company settled the fourth issue debentures with payment of R$600,000 in principal and R$35,285 in interest.

Fifth issuance

In July 2011 the Company issued 115 nonconvertible, unsecured debentures, in a single series, with a unit face value of R$10,000 totaling R$1,150,000 that pay interest equivalent to 105.80% per year of the CDI Cetip rate, and mature in July 2019, with early redemption option.

Sixth issuance

In September 2012 the Company issued 156,500 nonconvertible, unsecured debentures, of which 106,500 are 1st series debentures and 50,000 are 2nd series debentures, with a unit face value of R$10, totaling R$1,565,000 that pay interest equivalent to 105.80% of the CDI Cetip rate for the 1st series and 106.00% per year for the 2nd series, maturing in March and September 2015, respectively, both with early redemption option.

ii. Transnordestina Logística

On March 10, 2010 Transnordestina Logística S.A. obtained from the Northeast Development Fund (FDNE) approval for its 1st Private Issuance of convertible debentures, consisting of eight series, totaling R$2,672,400. The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade and Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

	Number	Unit				Balance (R$)
Series	Issued	face value	Issue	Maturity	Charges	12/31/2012
1st	336,647,184	R$ 1.00	03/09/10	10/03/27	TJLP + 0.85% p.a	336,647
2nd	350,270,386	R$ 1.00	11/25/10	10/03/27	TJLP + 0.85% p.a	350,270
3rd	338,035,512	R$ 1.00	12/01/10	10/03/27	TJLP + 0.85% p.a	338,036
4th	468,293,037	R$ 1.00	10/04/11	10/03/27	TJLP + 0.85% p.a	468,293
5th	121,859,549	R$ 1.00	9/21/12	10/03/27	TJLP + 0.85% p.a	121,860

  Guarantees

The guarantees provided for loans comprise property, plant and equipment items and sureties, as shown in the following table and do not include the guarantees provided for subsidiaries and jointly-owned subsidiaries.

	12/31/2012	12/31/2011
Property, plant and equipment	12,233	19,383
Collateral transfer (*)		87,550
	12,233	106,933

(*) In March 2012, the Company settled the loan guaranteed by a collateral transfer and paid R$89,438.

Material loans and financing as of December 31, 2011 In thousands of R$

	Consolidated					Company
		Current liabilities		Non-current liabilities			Current liabilities		Non-current liabilities
	Rates in (%)	12/31/2011	12/31/2010	12/31/2011	12/31/2010	Rates in (%)	12/31/2011	12/31/2010	12/31/2011	12/31/2010
FOREIGN CURRENCY
Prepayment	1% to 3.50%	381,333	473,255	573,388	1,840,269	1% to 3.50%	381,333	473,485	573,388	2,006,889
Prepayment	3.51% to 7.50%	148,597	138,210	1,281,171	522,116	3.51% to 7.50%	276,615	372,519	3,398,081	1,454,688
Prepayment						7.51% to 10.00%		15,596		366,564
Guaranteed perpetual bonds	7,00%	2,553	2,268	1,875,800	1,666,200
Fixed rate notes	9.75%	4,191	4,546	1,031,690	916,410	4.142%	7,292	2,702	823,120	738,000
Fixed rate notes						5.65%	4,058	3,911	1,436,478	1,211,345
Fixed rate notes	6.5%	53,851	47,834	1,875,800	1,666,200	9.125%	8,273	7,349	1,125,480	999,720
Fixed rate notes	6.875%	26,598	23,626	1,406,850	1,249,650
Fixed rate notes	10.5%	34,390	32,074	750,320	666,480
Financed imports	3.52% to 6.00%	261	57,293		59,322	3.52% to 6.00%	261	31,626		23,437
Financed imports	6.01% to 8.00%	25,248	16,849	27,310	24,396	6.01% to 8.00%	6,254	16,849	5,758	24,396
CCB	1.54%	176,440				1.54%	176,440
	Interest R. Res. 635/87					Interest R. Res. 635/87 +
BNDES/FINAME		25,903	20,085	36,750	55,256		23,425	17,875	33,466	50,148
	+ 1.7% and 2.7%					1.7% and 2.7%
						Libor 6M + 2.25 and
Intercompany							534,185		119,246
						3.9961%
	3.3% to 5.37% and CDI
Other		105,181	85,790	145,438	103,587	Libor 6M + 2.56%	87,550	34,603		68,504
	+ 1.2%
		984,546	901,830	9,004,517	8,769,886		1,505,686	976,515	7,515,017	6,943,691
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2%	430,432	308,968	1,744,727	1,907,596	TJLP + 1.5% to 3.2%	226,891	196,176	782,416	910,961
	103.6 % and 110.8%
Debentures	CDI and 9.4% + IGPM	672,073	41,750	2,822,424	1,760,846	103.6 % and 110.8 % CDI	655,755	26,755	1,150,000	600,000
	and 1% + TJLP
Prepayment	104.8% and 109.5 % CDI	537,128	64,216	4,523,224	3,400,000	104.8% and 109.5 % CDI	510,072	38,266	2,466,667	1,400,000
CCB	112.5% CDI	101,280	1,354	7,200,000	3,000,000	112.5% CDI	101,280	1,354	7,200,000	3,000,000
Intercompany						100.5% to 105.5% CDI	1,356,010	1,155,991
Other		9,509	26,443	37,058	23,303		1,845	1,744	5,528	6,964
		1,750,422	442,731	16,327,433	10,091,745		2,851,853	1,420,286	11,604,611	5,917,925
Total borrowings and financing		2,734,968	1,344,561	25,331,950	18,861,631		4,357,539	2,396,801	19,119,628	12,861,616
Transaction costs		(32,885)	(35,929)	(145,445)	(80,816)		(27,398)	(30,454)	(114,133)	(44,614)
Total borrowings and financing + transaction costs		2,702,083	1,308,632	25,186,505	18,780,815		4,330,141	2,366,347	19,005,495	12,817,002

  Funding Transaction Costs

     On December 31, 2011, the funding transaction costs were as follows:

In thousands of R$

	Consolidated
		Long term
	Short term	2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	4,067	4,779	3,478	3,100	2,203	2,203	4,852	20,615	6.5% to 10%	6.75% to 10.7%
BNDES	553	491	423	389	389	389	3,491	5,572	1.3% to 1.7%	1.44% to 7.39%
BNDES	1,578	1,578	284					1,862	2.2% to 3.2%	7.59% to 9.75%
Prepayment	8,059	8,020	6,397	2,219	2,219	2,219	1,354	22,428	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	509	509	509	509	509	346		2,382	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	16,220	17,651	13,902	13,902	10,056	18,046	89,777	112.5% CDI	11.33% to 14.82%
Other	647	427	427	427	427	427	674	2,809	110.8% and 103.6% CDI	12.59% and 13.27%
	32,885	32,024	29,169	20,546	19,649	15,640	28,417	145,445
	Company
		Long term
	Short term	2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	702	1,309						1,309	9,13%	10.01%
BNDES	307	307	239	205	205	205	2,050	3,211	1.30% to 1.70%	1.44% to 7.39%
BNDES	1,453	1,453	242					1,695	2.2% to 3.2%	7.59% to 9.75%
Prepayment	6,309	6,270	4,647	469	469	469	625	12,949	109.50% CDI	10.08%
Prepayment	509	509	509	509	509	346		2,382	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	16,218	17,651	13,902	13,902	10,057	18,046	89,776	112.5% CDI	11.33% to 14.82%
Other	646	427	427	427	427	427	676	2,811	110.8 and 103.6% CDI	12.59% and 13.27%
	27,398	26,493	23,715	15,512	15,512	11,504	21,397	114,133

(1) IR – contracted annual interest rate
(2) TIR – Annual Internal Rate of Return

   Loans, financing and debentures maturities presented in non-current liabilities

As of December 31, 2011, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

In thousands of R$

	Consolidated		Company
2013	2,263,889	9%	2,568,911	13%
2014	1,933,763	8%	1,862,694	10%
2015	2,346,461	9%	2,293,779	12%
2016	2,444,259	10%	1,580,733	8%
2017	3,166,273	12%	2,384,899	13%
After 2017	11,301,505	45%	8,428,612	44%
Perpetual bonds	1,875,800	7%
	25,331,950	100%	19,119,628	100%

   Amortizations and loan, financing and debentures raising

Amortizations and funding during the current period are presented as follows:

	Consolidated		Parent Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Opening balance	20,089,447	14,267,601	15,183,349	13,583,190
Funding	7,824,012	8,754,779	7,314,956	2,640,753
Amortization	(3,614,606)	(3,897,405)	(2,818,933)	(2,393,173)
Other (*)	3,589,735	964,472	3,656,264	1,352,579
Closing balance	27,888,588	20,089,447	23,335,636	15,183,349

(*) Includes exchange and monetary variation.

In February 2011, the Company obtained a Special Corporate Credit Facility - Large Corporations from Caixa Econômica Federal (Federal saving’s bank), by issuing a bank credit note of R$2 billion, repayable in 94 months. This CCB (bank credit note) bears interest equivalent to 112.5% of the CDI (interbank deposit rate) released by CETIP (OTC clearing house) per year, and interest is paid on a quarterly basis in March, June, September and December.

In April 2011, the Company contracted an Export Credit Note amounting to R$1.5 billion from Banco do Brasil, which will mature in April 2019. This NCE (export credit note) bears interest equivalent to 110.8% of the CDI (interbank deposit rate) released by CETIP per year, and interest will be paid on a semiannual basis, in April and October.

In July 2011 the Company issued 115 nonconvertible, unsecured debentures, in a single series, with a unit face value of R$10 million, totaling R$1,150 million. The face value of these debentures pays interest equivalent to 110.8% of the CDI released by CETIP per year, and maturity of the debentures is scheduled for July 20, 2019, with an early redemption option.

In August 2011, the Company obtained a Special Corporate Credit Facility - Large Corporations from Caixa Econômica Federal, by issuing a bank credit note of R$2.2 billion, repayable in 108 months. This CCB (bank credit note) bears interest equivalent to 112.5% of the CDI (interbank deposit rate) released by CETIP per year, and interest will be paid on a quarterly basis in February, May, August and November.

In December 2011 the Company settled in advance its export receivables securitization program with the payment of R$313,842 (R$283,857 in principal, R$2,373 in interest, and R$27,612 in premium paid to creditors for early settlement).

The guarantees provided for loans comprise fixed asset items, sureties and bank guarantees, as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries.

In thousands of R$

	12/31/2011	12/31/2010
Property, plant and equipment	19,383	30,288
Collateral	87,550	74,488
Securitizations (exports) (*)		113,936
	106,933	218,712

(ii) other long-term arrangements with financial institutions;

N/A

(iii) Degree of Company debt subordination;

No subordination exists to the Company’s debt.

(iv) Restrictions imposed to the Company, especially with regard to indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issue of new securities, and sale of controlling interest.

The Company's loans and financing have certain restrictive covenants, which are usual in financial agreements in general and similar operations. Below are some examples: All agreements entered into with the BNDES are subject to "Provisions Applicable to Agreements entered into with the BNDES". Pursuant to these Provisions, borrowers, as the Company, shall not, without the prior consent of BNDES: (i) assume new debts (except for those provided for in the Provisions); (ii) assign seniority to other debts; (iii) perform stock amortizations; (iv) issue debentures or founders’ capital stock; and (vi) dispose of or encumber any fixed assets (except for the cases provided for in the Provisions).

Pursuant to the Fifth issuance of Debentures, among other provisions, the Company shall not be spun off, merged into, or taken over by any other company without the prior consent of at least 75% of the outstanding debentures (except for intra-group transactions and with an express provision in the relevant indenture), or without ensuring holders the right to redeem the debentures at par value plus remuneration, for a period of no less than six months following the publication of the minutes of the general meeting that addresses the operation.

Eurobonds issued by the Company's subsidiaries overseas set forth, among other provisions, that the Company, as guarantor, shall not: (i) be merged into or taken over by, nor sell all or a substantial portion of its assets to third parties, unless the Company is the entity resulting from such reorganization or if such entity is a company based in Brazil, in any European Union country or in the United States, and assumes the obligations of the guarantor; (ii) encumber its assets as guarantee of its foreign currency debt transactions, represented by securities traded in stock exchanges outside Brazil, except in the terms permitted under the underlying agreements or if, concurrently, the company guarantees said Eurobonds.

In the Export Credit Note, the Company commits not to pay extraordinary dividends resulting from the sale of direct or indirect control of operating assets to third parties (parties not part of the corporate group to which the Company belongs), that cumulatively result: (a) in the Company’s inability to retain direct or indirect control over all or a significant portion of its assets and revenue; and (b) materially restricts the Company’s ability to discharges its obligations provided for in the Export Credit Note.

g) limits for the use of the financings already contracted

There is a total of R$1,841,260,478 thousand available for disbursement by the BNDES, FDNE, FINOR and FNE: This amount corresponds to the use limits for the financings contracted by the following companies: Companhia Siderúrgica Nacional, Transnordestina Logística S.A. and CSN Cimentos S.A.

h) significant changes in each item of the financial statements

Consolidated Statement of Income (R$ thousand)	2012	2011	2010
Revenue from the Sale of Assets and/or Services	16,896,264	16,519,584	14,450,510
Cost of Assets and/or Services Sold	(12,072,206)	(9,800,844)	(7,882,726)
Gross Income	4,824,058	6,718,740	6,567,784

Operating Revenue/Expense	(4,182,361)	(961,818)	(1,569,438)
Sales Expenses	(931,525)	(604,108)	(481,978)
General and Administrative Expenses	(576,514)	(575,585)	(536,857)
Other Operating Revenue/ (Expense)	(2,673,370)	217,875	(550,603)
Equity Income	(952)
Income before Financial Result and Taxes	641,697	5,756,922	4,998,346
Financial Revenue/(Expense)	(2,178,159)	(2,166,471)	(1,557,313)
Net Exchange Variation of Financial Instruments	185,754	160,668	(354,145)
Income before Taxes	(1,350,708)	3,751,119	3,086,888
Income Tax and Social Contribution	870,134	(83,885)	(570,697)
Consolidated Income (loss) in the period	(480,574)	3,667,234	2,516,191
Attributed to Controlling Shareholders	(420,113)	3,706,033	2,516,376
Attributed to Non-Controlling Shareholders	(60,461)	(38,799)	(185)

Comparison of the Results referring to the years ended on 12/31/2012 and 12/31/2011:

Net Sales and/or Service Revenue

In 2012, consolidated net revenue amounted to R$16,896 million, up 2% compared to 2011, mainly due to the increase in sales of both steel products and sales in internal market, amounting to 4.5 million tonnes, as well as the consolidation of SWT results as of February 2012.

Cost of Goods Sold and/or Services Rendered

The consolidated cost of goods sold amounted to R$12,072 million in 2012, an increase of 23% versus 2011, mainly due to higher volume sold by the steel segment and the growth in steel and mining production costs.

Gross Result

Gross income amounted to R$4,824 million in 2012, a reduction of 28% or R$1,895 million year-on-year, basically due to the R$2,271 million increase in the cost of goods sold, partially offset by the R$376 million increase in net operating revenue.

Selling, General and Administrative Expenses

In 2012, selling, general and administrative expenses totaled R$1,508 million, an increase of 28% year-on-year, mainly due to increased iron ore freight expenses and the consolidation of SWT results, as of February 2012.

Other Revenues (Expenses), Net

In 2012, the Company recorded a negative result of R$2,673 million under "Other Revenues/Expenses", versus a positive result of R$218 million in 2011. This variation is due basically to the R$2,023 million effect arising from the reclassification of accumulated losses in investments in Usiminas’ common and preferred shares, as well as the R$698 million gain referring to the sale of CSN’s interest in Riversdale Mining Limited in 2011.

Net Financial Result

In 2012, the Company’s net financial result was a negative R$1,922 million, R$14 million lower than the R$2,006 million recorded in 2011, mainly due to:

  A 42% or R$301 million decrease in its finance income, from R$717 million in 2011 to R$416 million in 2012, due to the R$301 million decrease in income from short-term investments;

  A 10% or R$289 million decrease in finance costs, from R$2,884 million in 2011 to R$2,595 million in 2012, mainly due to the R$48 million decrease in charges on borrowings and financing, due to the R$105 million drop in inflation adjustment expenses on tax installments and the R$77 million nonrecurring expense in 2011, related to the Tax Debt Refinancing Program, or REFIS.

Provision for Deferred Income Tax and Social Contribution

In 2012, revenues with deferred Income Tax and Social Contribution reached R$870 million, against an R$84 million expense in 2011.

Consolidated Net Income

In 2012 the Company posted a loss of R$481 million, basically due to the reclassification of accumulated losses in its investments in Usiminas common and preferred shares, previously recorded in other comprehensive income, in equity, which affected loss for the year by R$1,335 million. If the impact of this accounting reclassification is excluded, which does not affect cash, the net income would be R$854 million in 2012.

Comparison of the Operating Results referring to the years ended on 12/31/2011 and 12/31/2010:

Net Sales and/or Service Revenue

In 2011, CSN’s consolidated net revenue amounted to R$16,520 million, the Company's new record, up 14% compared to 2010, due to the higher iron ore prices in 2011, as well the greater volume sold.

Cost of Goods Sold and/or Services Rendered

The consolidated cost of goods sold totaled R$9,801 million in 2011, an increase of 24% compared to 2010, basically due to the increase in the sale of iron ore and steel products.

Gross Result

Gross income amounted to R$6,719 million in 2011, an increase of 2.3% or R$151 million, against R$6,568 million in 2010, basically due to the increase of R$2,069 million in net operating revenue, partially offset by the growth of R$1,918 million in the cost of goods sold.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$1,180 million in 2011, an increase of 16% versus 2010.

Other Revenues (Expenses)

In 2011, the Company recorded a positive result of R$218 million under "Other Revenues and Expenses", versus a negative result of R$551 million in 2010, mainly due to the gain of R$698 million, resulting from the sale of 100% of CSN’s interest in Riversdale Mining Limited in April 2011.

Net Financial Result

In 2011, the Company’s net financial expenses, including exchange and monetary variations, increased 5.0% or R$95 million, from R$1,911 million in 2010 to R$2,006 million in 2011, mainly due to:

  Finance income increased 11.5% or R$74 million, from R$643 million in 2010 to R$717 million in 2011, mainly as a result of the R$145 million increase in income on short-term investments, due to the growth of the Company’s cash position. This increase was offset by the R$46 million decrease in other finance income;
  Finance costs increased 31.1%, or R$684 million, from R$2,200 million in 2010 to R$2,884 million in 2011, mainly due to the R$828 million increase in interest on borrowings and financing, partially offset by the R$138 million increase in capitalized interest.

Net foreign exchange differences and inflation adjustments, including derivative transactions, evolved from a R$354 million loss in 2010 to a R$161 million gain in 2011, basically due to Brazilian real depreciation in relation to the US dollar.

Provision for Deferred Income Tax and Social Contribution

In 2011, expenses with Income Tax and Social Contribution reached R$84 million, versus R$571 million in 2010.

Consolidated Net Income

In 2011 the Company posted net income of R$3,667 million, up 46% over net income for 2010, basically due to the R$698 million gain on the sale of all the equity interest held in Riversdale Mining Limited in April 2011.

Company’s Consolidated Balance Sheet – In thousands of R$:

Comparison of the main consolidated equity accounts of December 31, 2012, 2011 and 2010, prepared in accordance with IFRS and CPCs.

Consolidated Balance Sheet	2012	AV¹	AH²	2011	AV¹	AH²	2010	AV¹
ASSETS
Current Assets	21,121,945	42.8%	-3.7%	21,944,306	46.8%	38.9%	15,793,688	41.5%
Cash and Cash Equivalents	14,444,875	29.3%	-6.3%	15,417,393	32.9%	50.6%	10,239,278	26.9%
Trade Accounts Receivable	1,794,566	3.6%	11.0%	1,616,206	3.4%	18.2%	1,367,759	3.6%
Inventory	3,580,025	7.3%	-4.1%	3,734,984	8.0%	11.3%	3,355,786	8.8%
Recoverable Taxes		0.0%	0.0%		0.0%	-100.0%	473,787	1.2%
Other Current Assets	1,302,479	2.6%	10.8%	1,175,723	2.5%	229.3%	357,078	0.9%

Non-Current Assets	28,173,283	57.2%	13.0%	24,925,396	53.2%	12.0%	22,261,757	58.5%
Financial investments evaluated at amortized cost	116,753	0.2%	-16.4%	139,679	0.3%	24.2%	112,484	0.3%
Deferred Taxes	2,372,501	4.8%	28.9%	1,840,773	3.9%	15.6%	1,592,941	4.2%
Credits from related-parties		0.0%	-100.0%	115,549	0.2%	-75.9%	479,120	1.3%
Other Non-Current Assets	1,648,056	3.3%	-40.3%	2,760,720	5.9%	-24.9%	3,676,080	9.7%
Investments	2,351,774	4.8%	12.6%	2,088,225	4.5%	-0.7%	2,103,624	5.5%
Property, Plant and Equipment	20,408,747	41.4%	17.4%	17,377,076	37.1%	26.1%	13,776,567	36.2%
Intangible Assets	1,275,452	2.6%	111.4%	603,374	1.3%	30.5%	462,456	1.2%

TOTAL ASSETS	49,295,228	100%	5.2%	46,869,702	100%	23.2%	38,055,445	100%
LIABILITIES
Current Liabilities	6,408,076	13.0%	-1.4%	6,496,947	13.9%	45.8%	4,455,955	11.7%
Tax , Social security, Labor and Civil Liabilities	241,291	0.5%	19.2%	202,469	0.4%	22.9%	164,799	0.4%
Suppliers	1,957,789	4.0%	58.9%	1,232,075	2.6%	97.7%	623,233	1.6%
Tax Liabilities	336,348	0.7%	3.4%	325,132	0.7%	17.8%	275,991	0.7%
Loans and Financing	2,295,409	4.7%	-15.1%	2,702,083	5.8%	106.5%	1,308,632	3.4%
Tax, Social security, Labor and Civil Provisions	355,889	0.7%	16.0%	306,743	0.7%	34.3%	228,348	0.6%
Other liabilities	1,221,350	2.5%	-29.3%	1,728,445	3.7%	-6.8%	1,854,952	4.9%

Non-Current Liabilites	33,879,639	68.7%	6.0%	31,955,585	68.2%	24.0%	25,776,802	67.7%
Loans and Financing	27,856,350	56.5%	10.6%	25,186,505	53.7%	34.1%	18,780,815	49.4%
Deferred Tax	284,110	0.6%	650.6%	37,851	0.1%	0.0%		0.0%
Other liabilities	4,388,451	8.9%	-21.5%	5,593,520	11.9%	29.4%	4,321,666	11.4%
Tax, Social security, Labor and Civil Provisions	371,697	0.8%	7.3%	346,285	0.7%	-82.8%	2,016,842	5.3%
Pension and Healthcare Plans	565,591	1.1%	20.6%	469,050	1.0%	27.5%	367,839	1.0%
Other provisions	413,440	0.8%	28.2%	322,374	0.7%	11.3%	289,640	0.8%

Shareholder's Equity	9,007,513	18.3%	7.0%	8,417,170	18.0%	7.6%	7,822,688	20.6%
Capital	4,540,000	9.2%	170.1%	1,680,947	3.6%	0.0%	1,680,947	4.4%
Capital Reserve	30	0.0%	0.0%	30	0.0%	0.0%	30	0.0%
Retained Earnings	3,690,543	7.5%	-51.9%	7,671,620	16.4%	25.4%	6,119,798	16.1%
Other comprehensive income	386,324	0.8%	-128.3%	(1,366,776)	-2.9%	713.5%	(168,015)	-0.4%
Non-controlling shareholder's interests	390,616	0.8%	-9.4%	431,349	0.9%	127.1%	189,928	0.5%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	49,295,228	100%	5.2%	46,869,702	100%	23.2%	38,055,445	100%

Comparison of the main equity accounts of December 31, 2012 and December 31, 2011

Current Assets

Cash and Cash Equivalents: These consist basically of financial investments in public and private securities and in first-tier banks. On December 31, 2012, the cash and cash equivalents balance was R$14,445 million, down 6% versus the R$15,417 million recorded on December 31, 2011. This variation of R$973 million is mainly explained by the operating cash generation of R$3,488 million, partially offset by R$749 million in cash used in financing activities and R$3,540 million used in investing activities, as described in 2012 Cash Flow.

Trade accounts receivable: On December 31, 2012, trade accounts receivable totaled R$1,795 million, an increase of 11% versus the amount recorded in 2011. This increase is mainly a result of the increase in the sale of steel products in the internal and external markets.

Inventories: On December 31, 2012, CSN’s inventories amounted to R$3,580 million, down 4% compared to December 31, 2011, primarily due to the better inventory management.

Non-Current Assets

Deferred taxes: On December 31, 2012, the long-term deferred taxes account amounted to R$2,373 million, an increase of 29% compared to 2011. This increase of R$532 million is mainly due to the increase of approximately R$478 million in deferred income tax and social contribution on tax losses.

Investment: On December 31, 2012, investments totaled R$2,352 million, basically composed of securities available for sale, up 13% versus the balance of R$2,088 million, recorded on December 31, 2011.

Property, plant and equipment: As of December 31, 2012, the balance of property, plant and equipment reached R$20,409 million, up 17% or R$3,032 million, basically due to the consolidated investments the Company made in the period in the projects: (i) Nova Transnordestina railway (R$984 million), (ii) expansion of the Casa de Pedra mine and Itaguaí Port (R$381 million), and (iii) construction of the long steel plant in Volta Redonda (R$454 million).

Intangible assets: As of December 31, 2012, the balance of intangible assets was R$1,275 million, a R$672 million growth over December 31, 2011, basically corresponding to goodwill arising on the acquisition of SWT in January 2012.

Liabilities

Loans, Financings and Debentures: consolidated gross debt totaled R$30,152 million, up 8% as compared to the R$27,889 million posted as of December 31, 2011. The main drivers of this debt increase in the period were:

   New funding amounting to R$3,722 million;
   Other impacts that increased net debt by R$3,363 million.

The R$4,822 million disbursements on debt amortization offset these impacts.

Provisions: As of December 31, 2012, this line item is R$728 million, up 11% compared to the balance as of December 31, 2011.

Other payables: As of December 31, 2012, the R$5,609 million balance consists basically of taxes in installments amounting to R$1,252 million and payables to related parties amounting to R$3,387 million. Payables to related parties consist basically of the advance from customers received from jointly controlled entity Nacional Minérios S.A. arising on the Company’s contractual obligation to supply of iron ore and provide port services.

Pension and healthcare plan: The R$566 million balance as of December 31, 2012 consists basically of the postretirement healthcare benefit, amounting to R$548 million.

Shareholders' Equity: As of December 31, 2012, shareholders' equity was R$9,008 million, up R$591 million over shareholders' equity as of December 31, 2011, basically due to the R$2,859 million capital increase approved by at the Board of Directors’ meeting held on May 10, 2012 and the R$1,753 million change in other comprehensive income, partially offset by the R$3,981 million decrease in the earnings reserve.

Comparison of the main equity accounts of December 31, 2011 and December 31, 2010

Current Assets

Cash and Cash Equivalents: Consist of cash, government securities, private securities, and debentures disclosed in the Company’s financial statements. As of December 31, 2011, cash and cash equivalents total R$15,417 million, up 50.6% over the R$10,239 million as of December 31, 2010. This positive R$5,178 million change is mainly due to the R$4,202 million cash generated by operating activities and R$4,741 million generated by financing activities, partially offset by the R$5,275 million in cash used in investing activities, as described in 2011 Cash Flows.

Trade accounts receivable: On December 31, 2011, trade accounts receivable totaled R$1,617 million, an increase of 18.2% versus the amount recorded in 2010. This increase was due mainly to increased prices and sales volume in the mining industry in 2011.

Inventories: On December 31, 2011, CSN’s inventories amounted to R$3,735 million, an increase of 11.3% compared to the inventories recorded in December 2010. This increase is a result mainly from the rise in raw material inventories, basically coal and coke.

Non-Current Assets

Deferred taxes: On December 31, 2011, the deferred tax account totaled R$1,841 million, an increase of 15.6% versus 2010. This R$247 million increase is explained mainly by the increase in deferred income tax and social contribution calculated on tax loss carryforwards by approximately R$576 million and the decrease in income tax and social contribution on temporary differences by approximately R$329 million.

Receivables from related parties: On January 28, 2009, the company entered into a loan agreement with jointly controlled entity Nacional Minérios S.A., amounting to R$1,198 million, bearing market interest and maturing in 2012. As a result of the 60% proportional consolidation of Nacional Minérios S.A. in the Company, the 40% amount corresponding to the unconsolidated stake was presented as a receivable from subsidiaries amounting to R$479 million as of December 31, 2010. This agreement was settled in April, 2011.

Investment: On December 31, 2011, investment totaled R$2,088 million, mainly due to the acquisitions of securities held for trading and for sale.

Property, plant and equipment: On December 31, 2011, property, plant and equipment totaled R$17,377 million, an increase of 26.1% compared to December 31, 2010. This change arises from the acquisitions of property, plant and equipment in the period, which totaled approximately R$4,401 million, partially offset by depreciation. These acquisitions were made basically for the Mining, Cement, Long Steel, and Transnordestina projects and consist mainly of: (i) expansion of the Casa de Pedra mine; (ii) construction of the long steel plant in Volta Redonda (RJ); (iii) construction of the clinker plant in Arcos (MG); and (iv) the Nova Transnordestina railroad.

Intangible assets: On December 31, 2011, intangible assets amounted to R$603 million. This amount consists basically of future profitability goodwill. The main variation in 2011 was a result of the goodwill due to CBL’s acquisition.

Liabilities

Loans, financings and debentures: As of December 31, 2011, our short- and long-term debt totaled R$27,889 million, up 39% over 2010. The debt increase arises mainly from funding in 2011, as explained above, in 10.1 f.

Provisions: As of December 31, 2011, this line item is R$653 million, basically related to provision for tax, social security, and labor contingent liabilities, totaling R$638 million. The balance of provisions as of December 31, 2011 is 71% lower than as of December 31, 2010 basically because the Company joined the REFIS plan.

Other payables: As of December 31, 2011, the R$7,322 million balance consists basically of taxes in installments amounting to R$2,224 million and payables to related parties amounting to R$3,094 million. Payables to related parties consist of the advance from customers received from jointly controlled entity Nacional Minérios S.A. arising on the Company’s contractual obligation to supply of iron ore and provide port services.

Pension and healthcare plan: As of December 31, 2011, the R$469 million balance consists basically of recognizing the constructive obligation to pay healthcare plan costs of former employees retired until 1997, sponsored by us.

Shareholders' Equity: As of December 31, 2011, shareholders' equity was R$8,417 million, up 7.6% over 2010 basically due to (i) net income for 2011, net of distributed dividends and interest on capital; and (ii) other comprehensive income.

Cash flows (consolidated)

Thousands of R$

Cash Flow	2012	2011	2010
Net Cash from Operating Activities	3,487,500	4,201,780	2,517,304
Net Cash from Investment Activities	(3,539,653)	(5,275,011)	(4,635,797)
Net Cash from Financing Activities	(748,879)	4,740,715	4,615,813
Exchange Variation without Cash and Cash Equivalents	(171,486)	1,510,631	(228,833)
Increase (Decrease) in Cash and Cash Eqivalents	(972,518)	5,178,115	2,268,487

Comparison between 2012 and 2011 cash flows

The Company’s free cash flows in 2012 were negative by R$973 million as compared to positive free cash flows of R$5,178 million in 2011.

Operating Activities

The operating cash generation was R$3,488 million and R$4,202 million in 2012 and 2011, respectively. The R$714 million decrease in cash generated by operating activities is basically due to the R$1,215 decrease in the cash effect of net income and the R$501 million decrease in the Company’s working capital.

Investing Activities

The cash used in investing activities was R$3,540 million in 2012 and R$5,275 million in 2011. The R$1,735 million decrease in mainly due to the R$1,257 million decrease in investments in fixed assets.

Financing Activities

The cash used in financing activities was R$749 million in 2012, against cash generated by financing activities of R$4,741 million in 2011. The R$5,490 million difference is due to the following:

  R$4,102 million decrease in borrowings and financing;
  R$1,055 million increase in amortization; and
  R$803 million related to the acquisition of Stahlwerk Thüringen GmbH (SWT).

These effects were partially offset by the R$657 million decrease in dividend and interest on equity payments.

Comparison between 2011 and 2010 cash flows

Net operating cash generation was R$4,202 million and R$2,517 million in 2011 and 2010, respectively. The R$1,685 million increase in cash generated by operating activities in 2011 over 2010 is mainly due to the R$1,171 million increase in the net income cash effect and the R$514 million decrease in working capital.

The cash used in investing activities was R$5,275 million in 2011 and R$4,636 million in 2010. The R$639 million change in 2011 over 2010 is mainly due to the acquisitions of property, plant and equipment during the period, especially for the projects in progress to expand the Casa de Pedra mine and the Tecar, and the construction of the long steel plant in Volta Redonda and the Transnordestina railway.

The cash generated by financing activities increased to R$4,741 million in 2011 from R$4,616 million in 2010. This change arises mainly from the R$1,238 million decrease in amortization, offset by a R$931 million decrease in funding and a R$296 million increase in dividend and interest on equity payments.

Additionally, exchange differences on translating cash and cash equivalents increased cash by R$1,739 million.

10.2

a) Company’s result of operations, including

(i) Description of any important element of the revenue

Companhia Siderúrgica Nacional is a highly integrated Company whose steel operaons cover the enr e steel production chain, from the mining of iron ore to the production and sale of coils, tin-coated foils and steel for packaging. It also holds interests in railways, port terminals, production of cement and power generation.

The Company's integrated production system and its top-quality management make CSN's production cost one of the lowest in the steel industry worldwide.

CSN always pursues the maximization of return to shareholders by operating in five key areas: (i) mining, (ii) steel, (iii) logistics, (iv) cement and (v) power generation.

1. Mining

1.1. Iron Ore

The Casa de Pedra mine, located in the city of Congonhas, state of Minas Gerais, supplies the Company with the necessary iron ore for steel production.

In July 2007 the Company, through its jointly-owned subsidiary Nacional Minérios S.A. (“Namisa”), acquired Companhia de Fomento Mineral, located in Minas Gerais, with mines near the Casa de Pedra mine, increasing its production capacity.

Still during that year, the Company started operations in the overseas iron ore market through Namisa.

The largest portion of the Company's net revenues from iron ore sales derive from exports, mostly to Asia—especially China. The Company has been consolidating its position as an important player in the overseas iron ore market (it is currently the second-largest iron ore exporter in the country), together with Namisa.

Considering all the sales of finished iron ore products of the Casa de Pedra mine and Namisa, CSN sold 25.8 million de metric tonnes in 2012, of which 25.1 million were exported. Also, in 2012 the Company produced and used 6.1 million metric tonnes of iron ore.

1.2. Limestone

The Bocaina limestone mining works, located in Arcos, Minas Gerais, are responsible for the calcium limestone and dolomite limestone fluxes supply consumed by CSN for the production of steel in Presidente Vargas (“UPV”) Steelworks in Volta Redonda, Rio de Janeiro. In 2012, the mine supplied to UPV approximately 2.1 million metric tonnes of limestone, in addition to the 0.8 million metric tonnes of non-steel limestone for the production of clinker, one of the main raw materials used to manufacture cement in Volta Redonda. Thus, CSN will integrate even more its activities and will also verticalize its production and enhance its competitiveness and profitability.

1.3. Tin

One of the main raw materials to make tin plates is tin, which is produced by Estanho de Rondônia S.A.. (“ERSA”), CSN’s subsidiary with installed production capacity of approximately 3.6 tonnes of tin. ERSA comprises the Santa Bárbara tin mine in Itapuã do Oeste, where cassiterite is extracted from, and a smelting plant in Ariquemes, where tin is extracted from, both in the state of Rondônia.

1.4. Tecar

The Solid Bulk Terminal (Tecar) is responsible for loading all the iron ore sold by the Company in the transoceanic market, which sets the Company as an important raw material exporter. Additionally, Tecar unloads other products, including coal, coke, sulfur, zinc concentrate for own consumption and to several of its clients.

In 2012, Tecar loaded 27 million metric tonnes of own and third-party iron ore and unloaded approximately 3.2 million metric tonnes of coal and coke, and 87,000 metric tonnes of clinker for own use.

2. Steelmaking

The Company, which strongly operates throughout the whole steel production chain, supplies different segments of the industry with a diversified range of high value added products. The company produces the most types of galvanized coated materials, resistant to corrosion and less susceptible to price fluctuations in the international market.

The CSN main markets are: automotive, construction, distribution, home appliance, OEM (capital goods, etc.) and metal packaging sectors.

The Company has five galvanizing production lines in Brazil – three in the Presidente Vargas Steelworks, in Volta Redonda, one in Porto Real, in Rio de Janeiro, and another in the CSN branch located in Paraná, in Araucária, where the cold-rolling and pre-painting processes are also performed.

The Company also has three overseas subsidiaries: CSN LLC, based in Terre Haute, Indiana, in the United States of America, which produces cold-rolled and galvanized products; Lusosider, in Paio Pires, Portugal, which also produces coated steel; and Stahlwerk Thüringen GmbH (“SWT”), located in Unterwellenborn, Germany, which produces steel sections, with annual production capacity of 1.1 million metric tonnes. The acquisition of SWT in 2012 marks the entry of CSN in the long steel segment.

The Company is the only producer of tin-plate in Brazil and one of the five largest producers in the world, with an installed capacity of 1 million tonnes per year of tin plates, largely used in the packaging sector. It is also a producer of Galvalume, steel coated with zinc and aluminum which combines shininess and high resistance, in addition to pre-painted steel, both of which much in demand in the construction and home-appliance industries.

The construction works of the first long steel unit, with annual production capacity of 500,000 metric tonnes, are in progress, using the existing infrastructure of the steel mill complex of the Presidente Vargas Plant.

2.1 - Presidente Vargas Steelworks

In 2012, crude steel production was 4.8 million metric tonnes, representing the use of 86% of Presidente Vargas Plant’s 5.6 million annual metric tonnes installed capacity. Rolled steel production was 4.7 million metric tonnes. In 2011 the Company produced 4.9 million metric tonnes of crude steel, the same volume produced in 2010.

2.2- Porto Real Branch

CSN’s branch in Porto Real is strategically located between the cities of Rio de Janeiro and São Paulo attending mainly the automotive sector, with a wide range of world-class products and services. It has a hot galvanizing line, a shearing services center and a state-of-the-art laser welding facility.

In 2012 production was approximately 300,000 metric tonnes, basically aimed at the automotive industry; in 2011 production was 242,000 metric tonnes and 2010 production totaled 307,000 metric tonnes.

2.3 – Cia. Metalic Nordeste

Cia. Metalic Nordeste, a CSN´s subsidiary located in Ceará, is the only manufacturer of two-piece steel cans for beverages in Latin America, and it also produces aluminum lids for the same purpose.

In 2012, Metalic sold 518 million cans, while in 2011 and 2010 it sold 686 million and 891 million cans, respectively.

Currently, Metalic holds a 3% domestic market share and a 17% Northeast market share of beverage cans.

2.4- Companhia Metalúrgica Prada

Founded in 1936, Companhia Metalúrgica Prada (“Prada”) was acquired by CSN in 2006. With the largest industrial park of Latin America for the production of steel packaging and lithography services, Prada has two plants located in São Paulo, where its lithographic park and the packaging industry for chemical products and aerosols are located, in addition to one plant dedicated to food packages located in Uberlândia, in the state of Minas Gerais, which is an important client for CSN’s tin plate products.

Its production lines are capable of delivering the volumes and technical specifications demanded by the food, chemical and aerosol industries and services.

In 2012 Prada revalidated its ISO 9001:2008 Certification, initially obtained in 1995, when it was the first industry company to be awarded this certification.

In 2012, Prada increased its share if the food market and continues to focus its operations on the chemicals and sprays market, segments that represent higher profitability in the metal containers industry.

In addition to the packaging sector, Prada operates in the distribution and services market through business units throughout the country, divided into three service centers and nine distribution centers, with products such as sheets, blanks, coils, UDC sections, seamed tubes, steel deck and metal tiles, for the most diverse manufacturing segments. Prada is amongst the largest companies in the flat steel distribution and processing segment, and through its wide range of cut, conformation and delivery services, it adds value to CSN’s products portfolio.

In 2012 Prada sold 435,000 metric tonnes through the distribution segment, a year-on-year 7% decrease, and opened a new distribution center in Mauá, SP.

2.5 - Companhia Siderúrgica Nacional, LLC

Located in the United States of America, Companhia Siderúrgica Nacional LLC (“CSN LLC”) manages a cold-strip and galvanization mill, installed in the state of Indiana. In 2012, 258 thousand tonnes of galvanized and cold-rolled coils were produced in this unit. In 2011 and 2010, 260 and 250 thousand tonnes were produced, respectively.

2.6 - Lusosider Projectos Siderurgicos S.A.

Installed in Paio Pires, Portugal, Lusosider Projetos Siderúrgicos S.A. (“Lusosider”) operates with cold-strip and hot galvanization. In 2012, Lusosider produced and sold 208 thousand tonnes of galvanized products to the European market, whereas in 2011 and 2010 such volumes stood at 242 and 241 thousand tonnes, respectively.

2.7- Stahlwerk Thüringen GmbH (SWT)

In 2012, CSN acquired Stahlwerk Thüringen GmbH (“SWT”) and started to consolidate its results in February o the same year. Located in Unterwellenborn, Germany, this plant specializes in the production of steel sections used in the construction industry. In 2012 SWT produced and sold in the European market 724,000 metric tonnes of steel sections.

3. Logística Ports

Tecon, a container and general cargo terminal, managed by Sepetiba Tecon S.A., a CSN subsidiary, handled, in 2012, 216,000 containers, 27,000 metric tonnes of steel products, 24,000 metric tonnes of general cargo, and maintained its market share lead among the four main terminals in the State of Rio de Janeiro, with 38% of total containers handled.

These figures confirm Sepetiba Tecon’s position as hub port, making it not only the largest container terminal in Rio de Janeiro but one of the largest in Brazil in its segment.

Railways

CSN holds equity interest in two railway companies: MRS Logística S.A. (“MRS”) and Transnordestina Logística S.A. (“TLSA”).

MRS

MRS Logística operates the railway that connects the Casa de Pedra mine to the Presidente Vargas Plant, and the Itaguaí Port terminals. In 2012 it carried approximately 155 million metric tonnes, in 2011 the volume carried was 152 million metric tonnes, and in 2010 the volume carried was 144 million metric tonnes.

CSN has a direct and indirect 33.27% interest in the voting capital of MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the axis connecting Rio de Janeiro, São Paulo and Belo Horizonte.

The focus of the MRS activities is dedicated to clients called heavy haul clients (cargos of ore, coal and coke), with the transportation of around 115 million tonnes, accounting for 74% of the total transported by the Company, as well as long-term agreements.

In the container segment, MRS maintained it position among the largest carriers of the domestic railway industry, with approximately 57,000 containers carried.

The railroad services that are rendered by MRS are vital for the supply of raw materials and in the outflow of finished products. MRS transports all the iron ore, coal and coke consumed by the Presidente Vargas Steelworks and a part of the steel produced by CSN, both for the domestic and foreign markets, besides mining products.

Transnordestina Logística (“TLSA”)

TLSA is the operator of the former RFFSA’s Northeast Network that crosses seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, totaling 4,534 km. TLSA concession agreement was executed in 1997 for a 30-year period, which can be extended for an equal 30-year period.

The railroad current transportation capacity is approximately two million metric tonnes/year, and in 2012 it carried 1.54 million de metric tonnes, including, but not limited to, fuel, cement, aluminum, and ore, especially in the stretch between São Luís, Teresina, and Fortaleza.

CSN’s stake in TLSA’s capital at the end of 2012 reached 76.13%.

4. Power generation

CSN is one of Brazil’s largest industrial electric power consumers, which places it as a highlight among other large Electric-intensive Groups. That is why since 1999, it has been investing in power generation projects in order to ensure self-sufficiency. Its electrical assets are the Itá Hydroelectric Power Plant, in Santa Catarina, in which CSN holds a 29.5% stake, corresponding to an average of 167 MW, through a 48.75% interest in Itá Energética S.A.; the Igarapava Hydroelectric Power Plant, in Minas Gerais, with a capacity of 23 MW and 17.9% interest; and the Cogeneration Thermoelectric Power Plant in Presidente Vargas Steelworks, in Volta Redonda, which is fueled by the waste gases from the steel production process.

These plants give CSN enough generation capacity to support the total need for power.

5. Cement

The cement industry is a great supplement to steelworks and supplies the entire civil construction segment, which is a sector of fundamental importance for the country’s economic development.

CSN Cimentos S.A. (“CSN Cimentos”), a subsidiary, sold in 2012 approximately 2 million metric tonnes of cement, produced in its first plant, located in Volta Redonda, RJ.

The CP-III cement produced by CSN is currently sold in the region of Baixada Fluminense, South of Rio de Janeiro State, Vale do Paraíba and São Paulo Metropolitan Region, as well as the south of Minas Gerais state. Currently CSN has six distribution centers, a key driver to increase sales dilution and ensure CSN’s competitiveness.

Net Revenue

The charts and graphics below show the Company's consolidated net revenue:

R$ million		Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Elim./Corp	Consolidated
2012	Domestic Market Foreign Market	8,478	713	151	1,067	229	388	(531)	10,495
		2,324	3,772	-	-	-	-	305	6,401
	Total	10,802	4,485	151	1,067	229	388	(226)	16,896
2011	Domestic Market Foreign Market	8,190	834	143	1,023	183	333	(565)	10,142
		1,287	5,108	-	-	-	-	(17)	6,378
	Total	9,478	5,942	143	1,023	183	333	(582)	16,520
2010	Domestic Market Foreign Market	8,763	574	119	838	114	202	(364)	10,247
		1,163	3,041	-	-	-	-	-	4,204
	Total	9,926	3,615	119	838	114	202	(364)	14,451

(ii) Factors that have materially affected the operating results

Most of the Company's revenue derives from production and sales of steel products and iron ore. Therefore, economic activity levels in Brazil and worldwide have a strong influence on the Company's results.

Most of the Company's steel sales is concentrated in the domestic market. Thus, the growth pace of the domestic economy—especially in industries that make more intensive use of steel, such as the automotive, white goods and civil construction industries—has a strong impact on the Company's results. These sectors are directly influenced by consumer credit availability and cost. Macroeconomic policy decisions (such as interest rates) or decisions that affect credit (like taxes or other mechanisms) are permanently monitored by the Company. Another important factor is the impact of infrastructure construction works, such as those associated to events like the World Cup and the Olympics or to support the growth of productive sectors (oil or civil construction, for example), construction works envisaged in the PAC (Growth Acceleration Program), and others.

The balance of steel supply and demand worldwide, which determines pricing and imports levels, also influences the Company's results.

In the mining business, results are directly influenced by the worldwide iron ore supply and demand balance. The largest portion of the Company's net revenues from iron ore sales derive from exports, mostly to Asia—especially China.

As for costs, exchange rates and prices for metallurgical coal and coke, pellets, metals such as aluminum, zinc and tin, are important factors for steel production. For mining and logistics (railway transportation), diesel cost is an important item. Because the Company has expansion projects, the cost of equipment and services is a key variable to be monitored.

b) Changes in revenues due to changes in prices, exchange rates, inflation, volumes, and the introduction of new products and services

In steelmaking, in addition to international prices, other factors can affect the prices of CSN’s products, such as exchange rates, import tariffs, domestic supply and demand.

For mining operations, most of the Company’s sales derive from iron ore exports and are thus pegged to international prices.

CSN’s cement business revenue is in Brazilian reais, and changes in inflation can impact the results.

As most of the Company's revenue derives from steel and mining operations, below further details are provided on the effects of changes in volumes and prices in these two segments on the Company's revenue.

In 2012, the Company's net revenue was R$16.9 billion, generated mainly by the steel and mining segments. Net revenue of the steel segment was R$10.8 billion or 63% of consolidated net revenue, with sales of 5.8 million metric tonnes of steel. Of this total, 77% were sold in the domestic market and 23% in the foreign market (including exports and sales abroad through subsidiaries Lusosider, CSN LLC and SWT). Net revenue from mining totaled R$4.5 billion in 2012, or 26% of consolidated net revenue, with 25.8 million of metric tonnes in sales of iron ore finished products, mostly to the foreign market.

In 2011, the Company’s net revenue was R$16.5 billion. Net revenue of the steel segment was R$9.5 billion or 55% of consolidated net revenue, with sales of 4.9 million metric tonnes of steel. Of this total, 86% were sold in the domestic market and 14% in the foreign market (including exports and sales abroad through subsidiaries Lusosider, CSN LLC and SWT). Net revenue from mining totaled R$5.9 billion in 2011, or 35% of consolidated net revenue, with 23.8 million of metric tonnes in sales of iron ore finished products, mostly to the foreign market.

In 2010, the Company’s net revenue was R$14.4 billion. Net revenue of the steel segment totaled R$9.9 billion, or 67%, of consolidated net revenue, with 4.8 million metric tonnes in steel sales, of which 4.1 billion in the domestic market and 0.7 million in the foreign market (including exports and sales abroad through subsidiaries Lusosider and CSN LLC). Net revenue from mining totaled R$3.6 billion, or 24% of consolidated net revenue, with 18.6 million of metric tonnes in sales of iron ore finished products, mostly to the foreign market.

c) Impact of inflation, changes in prices of key inputs and products, exchange and interest rates on the Company's operating and financial result:

Part of the Company's costs and expenses is pegged to the Brazilian Real, and the agreements have inflation adjustment clauses.

As mentioned in item (a), prices of certain inputs directly affect the Company's results, especially:

  Coal, coke, pellets and metals, which are pegged to the dollar in steel operations;

  Fuels, for mining and railway transportation operations; and

  Clinker, for cement operations.

In addition to production inputs, equipment and services prices are another important factor, since the Company has a substantial portfolio of investment projects in all of its areas of operations.

Effects on the Company's operating result

In 2012, the consolidated cost of sales was R$12,072 million, up 23% compared to costs of sales in 2011, basically due to the increase in sales volume of the steel segment and the increase in production costs of the steel and mining segments.

In 2011, the consolidated cost of sales was R$9,801 million, up 24% compared to costs of sales in 2010, basically due to the increase in sales volume of iron ore and steel products, and the increase in production inputs.

Effects on the Company's financial result

In 2012, the Company recorded net finance costs of R$1,922 million, R$14 million lower than the R$2,006 million recorded in 2011, mainly due to:

  A 42% or R$301 million decrease in its finance income, from R$717 million in 2011 to R$416 million in 2011, due to the R$301 million decrease in income from short-term investments;

  A 10% or R$289 million decrease in finance costs, from R$2,884 million in 2011 to R$2,595 million in 2012, mainly due to the R$48 million decrease in charges on borrowings and financing, due to the R$105 million drop in inflation adjustment expenses on tax installments and the R$77 million nonrecurring expense in 2011, related to the Tax Debt Refinancing Program, or REFIS.

In 2011, the Company recorded net finance costs of R$2,006 million against consolidated net finance costs of R$1,911 million in 2010, mainly due to:

  Finance income increased 11.5% or R$74 million, from R$643 million in 2010 to R$717 million in 2011, mainly as a result of the R$145 million increase in income on short-term investments, due to the growth of the Company’s cash position. This increase was offset by the R$46 million decrease in other finance income;

  Finance costs increased 31.1%, or R$684 million, from R$2,200 million in 2010 to R$2,884 million in 2011, mainly due to the R$828 million increase in interest on borrowings and financing, partially offset by the R$138 million increase in capitalized interest.

  Net foreign exchange differences and inflation adjustments, including derivative transactions, evolved from a R$354 million loss in 2010 to a R$161 million gain in 2011, basically due to Brazilian real depreciation in relation to the US dollar.

10.3 Comments on the potential impact of the events below on the Company’s financial statements and results:

a) Introduction or divestment of businesses:

Not applicable

b) incorporation, acquisition or disposal or equity interests

Acquisition of shares of Alfonso Gallardo, S.L.U. Group companies

On January 31, 2012, CSN entered into, through its subsidiary CSN Steel, a new share purchase agreement with the Gallardo Group to complete the acquisition of all the shares held by the Gallardo Group in the companies (i) Dankerena Guipúzcoa, S.L. and Grupo Alfonso Gallardo Thüringen, S.L.U., the Spanish holding companies that jointly held all the shares of Stahlwerk Thüringen GmbH (“SWT”) and (ii) Gallardo Sections S.L.U. (the “Transaction”).

The Transaction involved only the operating assets located in Germany among the assets provided for in the share acquisition agreement executed on May 19, 2011 with the Gallardo Group, satisfactorily ending the discussions between the parties regarding different interpretations of the Agreement.

The Transaction price was €482.5 million, considering a zero debt assumption.

Located in Unterwellenborn, Germany, SWT produces long steel and has an annual installed capacity of 1.1 million metric tonnes of steel profiles.

CSN started to consolidate SWT results in financial statements in February de 2012 and recorded 724,000 metric tonnes for the year.

c) nonrecurring events or transactions

At the Extraordinary Board of Directors’ Meeting held on May 10, 2012, the Board members unanimously approved the Company’s capital increase through the capitalization of part of the unrealized earnings reserve, amounting to R$2,859,052,636,29, without the issuance of shares; share capital increased to R$4,540,000,000.00 from R$1,680,947,363.71.

10.4

a) Significant changes in accounting standards:

New standards and interpretations issued and not yet adopted

The following are new IFRS standards, amendments to standards and interpretations issued by the IASB that were not yet effective and were not adopted earlier by the Company for the year ended December 31, 2012:

Standard	Description	Effective date
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income. Groups in other comprehensive income the items that could be reclassified to profit or loss in the income statement for the year.	January 1, 2013
Amendment to IAS 19
Employee Benefits. Eliminates the corridor approach (applied by the Company in previous years) for the recognition of gains or losses, and requires that finance costs be calculated on a net funding basis. Simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.
January 1, 2013
IFRS 10
Consolidated Financial Statements. Defines principles and requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities. Establishes the concept of control as the basis for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.
January 1, 2013
IFRS 11
Joint Arrangements. Establishes principles for disclosure of financial statements of entities that are parties of joint agreements. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. The proportional consolidation of joint ventures is no longer allowed.
January 1, 2013
IFRS 12
Disclosure of Interests in Other Entities. Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.
January 1, 2013
IFRS 13
Fair Value Measurement. Provides a more precise definition of fair value, explains how to calculate it (one single source of measurement), and determines what must be disclosed. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards.
January 1, 2013

Amendment to IFRS	Disclosures—Offsetting Financial Assets and Financial Liabilities.	January 1, 2013
IFRS 27 (revised in 2011)	Separate Financial Statements. Includes other consideration on separate financial statements and the control provisions of IAS 27, that have been included in the new IFRS 10.	January 1, 2013
IAS 28 (revised in 2011)	Associates and Joint Ventures. Establishes the requirements for joint ventures measured by the equity method of accounting following the issuance of IFRS 11.	January 1, 2013
IFRIC 20
Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 includes clarifications on the accounting of the costs of stripping overburden during the production stage of a surface mine. Pursuant to IFRIC 20, mining entities that present IFRS financial statements are required to derecognize existing stripping assets to retained earnings if such assets cannot be attributed to an identifiable component of a mineral deposit.
January 1, 2013
IAS 32
Financial Instruments: Presentation, on the offset of assets and liabilities. Provides additional clarifications to the application guidance in IAS 32 on the requirement to set off financial assets and financial liabilities in the balance sheet.
January 1, 2014
IFRS 9
Financial Instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis for classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The IAS 39 guidance on the impairment of financial assets, and on hedge accounting continues to apply. The amendment postpones the effective date from 2013 to 2015. It also eliminates the requirement for restatement of comparative information and requires additional disclosures on the transition to IFRS 9.
January 1, 2015

It is expected that some of these new standards will have a material impact on the Company’s financial statements in 2013 and 2015, such as the IFRS 10, IFRS 11 and IFRS 12, which can affect the recognition and disclosure of the investments in entities currently consolidated and/or proportionately consolidated by the Company, IFRIC 20 Shipping Costs in the Production Phase of a Surface Mine can affect the accounting of stripping costs in noncurrent asset, and IFRS 9 can change the classification and measurement of the Group’s assets. The impact of adopting these standards has not yet been measured.

The Accounting Pronouncements Committee (CPC) has not yet issued the pronouncements and amendments related to some of the new and revised IFRSs above. Because of the CPC’s and the CVM’s commitment to keep the set of standards issued updated according to the changes made by the IASB), the Company expects that such pronouncements and amendments be issued by the CPC and approved by the date they become effective.

As for the other new and revised standards listed in the table above, the Company estimates that their adoption will not have any material impacts on its financial statements.

Changes in Policies in 2010

First-time adoption of IFRSs—Transition to the IFRSs

The consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements in accordance with IFRS. The Company adopted CPCs 37R1 and 43(R) and (equivalent to IFRS 1) in preparing these consolidated financial statements.

The Parent Company’s financial statements for the year ended December 31, 2010 are the first annual individual financial statements in accordance with the CPCs. The Company adopted CPCs 37 R1 and 43(R) in preparing these individual financial statements.

The transition date is January 1, 2009. Management prepared the opening balance sheets according to the CPCs and IFRSs on this date, in accordance with the significant accounting policies.

In preparing these financial statements, the Company adopted the relevant mandatory exceptions and certain optional exemptions related to the full retrospective adoption.

Exemptions from some other IFRSs

The Company elected to adopt the following exemptions relating to the retrospective adoption of other IFRSs, pursuant to IFRS 1:

(a) Exemption for employee benefits—Defined benefits plan

The Company elected to recognize all past actuarial gains and losses through the transition date against retained earnings. The adoption of this exemption is detailed in Note 30 to the consolidated financial statements.

(b) Exemption for business combination pursuant to IFRS 3

The Company adopted the exemption related to the business combinations criterion described in CPC 37 R1 (equivalent to IFRS 1) and, therefore, elected not to remeasure and restate the business combinations that occurred before January 1, 2009, the transition date.

(c) Exemption for fair value as the deemed cost of property, plant and equipment

The Company elected not to measure its tangible and intangible assets at fair value on the date of transition and kept them at the historical acquisition cost, adjusted according to the inflation indices through December 31, 1997, in accordance with IAS 21 and IAS 29. The adoption of this exemption is detailed in Note 14 to the consolidated financial statements.

Explanation of the transition to IFRSs

(a) Business combination

Goodwill corresponds to the excess of acquisition cost over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When a negative goodwill is identified by the acquirer in the fair value of the assets, liabilities and contingent liabilities acquired compared to the cost of acquisition, the acquirer should recognize it immediately in the income statement.

As referred to above, the Company elected not to remeasure the business acquisitions that took place before January 1, 2009, according to the exemption for business combinations, in accordance to CPC 37 (equivalent to IFRS 1 ). Acquisitions subsequent to January 1, 2009 were recorded in accordance with IFRS 3 Business Combinations.

(b) Deferred charges

As regard the startup costs recorded before the transition date, the Company elected to recognize their net balance in retained earnings on the transition date.

Up to December 31, 2008, the Company adopted as an accounting policy the capitalization of startup costs in the group deferred charges. Startup costs that were not attributed to the cost of property, plant and equipment or the production of intangible assets were immediately expensed.

Part of the costs recognized before as deferred assets related to startup costs attributable to the cost of certain assets were allocated to property, plant and equipment.

(c) Deferred taxes

Deferred income tax is recognized by the future estimated effect of the temporary differences and the tax loss carryforwards. Deferred income tax liabilities are recognized for all the temporary tax differences, whereas a deferred income tax assets are recognized only to the extent that it is probable that a taxable income is available against which the deductible temporary difference can be utilized. The deferred tax assets and liabilities are classified as noncurrent. The current tax assets and liabilities are offset if the entity has a legally enforceable right to do so and if they are related to the taxes levied by the same tax authority. If the criterion to offset the current tax assets and liabilities is met, the deferred tax assets and liabilities will also be offset. The income tax relating to items recognized directly in equity in the current period or a previous period is recognized directly in the same line item.

(d) Property, plant and equipment

i. Cost

  Option for historical cost

The Company has not opted to utilize the deemed cost to value property, plant and equipment since under the previous accounting policies (BR GAAP effective 2009) already met the main recognition, valuation, and presentation requirements set forth for CPC 27 (IAS 16), primarily because: (i) internal control over property, plant and equipment items already included periodic review of the best estimates regarding the useful lives and the residual values of these assets on the transition date (January 1, 2009); (ii) the property, plant and equipment valuation procedures according to the prior accounting policies were reviewed as to their compliance with CPC 27 (IAS 16), including, but not limited to, as to the non-capitalization of exchange rate changes, non-indexation in periods when the country was hyperinflationary, etc., and (iii) the segmentation and classification of the main property, plant and equipment items subject to depreciation already took into consideration the effects of differentiated depreciation on the primary property, plant and equipment items.

Additionally, the Company understands that the accounting policy of valuing property, plant and equipment items at their historical cost less the best estimate of depreciation and the allowance for impairment losses, when required, is an accounting policy that represents better its property, plant and equipment.

  Hyperinflation in 1996 and 1997

Under the former BR GAAP, hyperinflationary economy accounting was applicable in accordance with IAS 29 during the period when Brazil qualified as a hyperinflationary economy, for local purposes, through 1995. However, pursuant to IFRSs, the Brazilian economy still qualified as a hyperinflationary economy in 1996 and 1997. The effect of recognizing these two additional periods was reflected in the transition adjustments.

  Borrowing costs

Property, plant and equipment items are carried at cost, including capitalized interest incurred during the construction period of new facilities. Exchange differences on translating foreign currency-denominated borrowings are capitalized when they reflect adjustments to interest rates.

ii. Depreciation

The calculation basis is cost less the estimated residual value at the time of sale. No specific depreciation recommended, but the method selected must be consistently applied to all significant components of the assets and the depreciation should be systematically allocated to each reporting period that best represents the realization of economic benefits over the useful lives of the assets.

The estimated useful lives were reviewed and the adjustments to depreciation of the assets recorded in property, plant and equipment were made on a prospective basis, beginning January 1, 2010. For further details, see Note 14 to the consolidated financial statements.

(e) Earnings per share

The disclosure of basic and diluted earnings per share is required for entities with shares or potential shares listed on a stock exchange.

Basic earnings per share correspond to the profit or loss for the period attributable to the parent entity’s shares divided by the weighted average of outstanding shares.

Diluted earnings per share are calculated by by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. CSN does not have any instruments potentially convertible into shares and, accordingly, diluted earnings per share are equal to basic earnings per share.

Data on basic and diluted earnings per share from the current from previous periods are adjusted to those transactions that do not involve the conversion of potential shares that change the number of shares without a corresponding change in equity. Basic and diluted earnings per share are also adjusted to reflect bonus shares, stock splits or reverse stock splits that occur after the end of the reporting period but before the issue of financial statements are authorized. The number of shares is adjusted as if the event had taken place at the beginning of the first period presented.

(f) Dividends and Interest on own capital

Dividends proposed or declared after the end of the reporting period but before the authorization for the issue of financial statements should not be recognized as liabilities, unless they comply with the definition of liability at the end of the reporting period.

(g) Reclassifications

Under IFRSs, the following reclassifications to the consolidated financial statements were also made:

i. Reclassifications in balance sheet:

  Judicial deposits are presented as noncurrent asset items rather than net of provisions for contingencies;
  Linked current accounts as classified as judicial deposits;
  Recoverable taxes and taxes payable are carried at their net amounts;
  Deferred taxes are reclassified as noncurrent;
  Deferred tax assets and liabilities will be offset when the entity has a legally enforceable right to do so and if they are related to the taxes levied by the same tax authority.

ii. Reclassifications in profit or loss:

  Finance income (expenses) is presented after operating income in the net finance income (expenses);

New Standards, Interpretations and Guidelines issued and not yet adopted

A number of new IFRSs standards, amendments to standards and interpretations issued by the IASB are not yet in force for the year ended December 31, 2010, as follows:

  Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.
  Improvements to IFRS 2010.
  IFRS 9 Financial Instruments
  Prepayment of a minimum fund requirement (Amendment to IFRIC 14)

  Amendments to IAS 32 Classification of rights issues

The CPC has not yet issued any pronouncements equivalent to the IFRSs listed above, but it is expected that such pronouncements will be issued before the IFRSs’ effective date. The early adoption of IFRSs is contingent to their approval under a regulation issued by the Brazilian Securities and Exchange Commission.

The Company did not estimate the extent of the impact of these new standards on its financial statements.

b) significant impacts of changes in accounting policies

The tables below show the reconciliation of the financial statements adjusted to IFRSs with the disclosed financial statements:

i. Balance sheet as of January 1, 2009

	1/1/2009
	BRGAAP	BRGAAP	IFRS		IFRS
	Published	Republished	Reclassifications	Adjustments
ASSETS
Current	18,352,070	18,352,070	(432,746)	25,181	17,944,505
Cash and cash equivalents	9,151,409	9,151,409			9,151,409
Trade receivables	1,086,557	1,086,557			1,086,557
Inventories	3,622,775	3,622,775		(1,526)	3,621,249
Income tax and social contribution to compensate	128,055	128,055			128,055
Deferred taxes	739,227	739,227	(739,227)
Dividends to Receive	42,890	42,890		26,707	69,597
Guarantee margin of financial instruments	2,570,050	2,570,050			2,570,050
Others	1,011,107	1,011,107	306,481		1,317,588
Non-Current	13,145,369	13,236,131	2,113,702	(41,942)	15,307,891
Long Term Assets	2,490,802	2,581,564	2,113,702	12,483	4,707,749
Deferred taxes	753,831	844,593	739,227	13,085	1,596,905
Recoverable taxes	302,831	302,831			302,831
Judicial deposits	740,341	740,341	1,366,910		2,107,251
Trade receivables	376,374	376,374		(602)	375,772
Prepaid expenses	125,011	125,011			125,011
Others	192,414	192,414	7,565		199,979
Investments	1,512	1,512			1,512
Property, Plant and Equipment	10,083,777	10,083,777	21,708	(33,651)	10,071,834
Intangible Assets	526,796	526,796			526,796
Deferred	42,482	42,482	(21,708)	(20,774)
TOTAL ASSETS	31,497,439	31,588,201	1,680,956	(16,761)	33,252,396

LIABILITIES
Current	9,633,228	9,633,228	320,243	(459,108)	9,494,363
Suppliers	1,939,205	1,939,205			1,939,205
Loans and Financing	2,916,759	2,916,759	340,868		3,257,627
Debentures	44,428	44,428			44,428
Provision for tax, social security, labor and civil risks	117,994	117,994			117,994
Tax Liabilities	333,811	333,811			333,811
Tax in installments	249,930	249,930			249,930
Pension fund provision	54,818	54,818	(54,818)
Dividends	1,790,642	1,790,642		(459,108)	1,331,534
Provision for tax, social security, labor and civil risks	91,710	91,710	69,434		161,144
Financial Instruments equity swap	1,596,394	1,596,394			1,596,394
Others	497,537	497,537	(35,241)		462,296
Non Current	15,201,622	15,468,569	1,360,713	(18,000)	16,811,282
Loans and Financing	8,040,773	8,040,773	7,565		8,048,338
Debentures	632,760	632,760			632,760
Provision for tax, social security, labor and civil risks	2,450,126	2,450,126	1,297,475		3,747,601
Provision for environmental liabilities	71,425	71,425	14,224		85,649
Deferred taxes			855	1,326	2,181
Tax in installments	795,052	795,052			795,052
Accounts Payable with Subsidiaries	2,878,200	2,878,200			2,878,200
Pension fund provision	62,750	329,697	54,818	(20,375)	364,140
Others	270,536	270,536	(14,224)	1,049	257,361
Shareholder's Equity	6,662,589	6,486,404		460,347	6,946,751
Capital	1,680,947	1,680,947			1,680,947
Capital Reserve	30	30			30
Earnings Reserve	3,682,865	3,682,865	85,891	485,816	4,254,572
Additional dividends proposed				485,816	485,816
Others	3,682,865	3,682,865	85,891		3,197,049
Accumulated Earnings		(176,185)	1,212,855	(24,866)	1,011,804
Valuation adjustments to equity	1,298,747	1,298,747	(1,298,746)	(603)	(602)
TOTAL LIABILITIES + SHAREHOLDER'S EQUITY	31,497,439	31,588,201	1,680,956	(16,761)	33,252,396

ii. Balance Sheet as of December 31, 2009
	12/31/2009
	BRGAAP	BRGAAP	IFRS		IFRS
	Published	Republished	Reclassifications	Adjustments
ASSETS
Current	13,568,594	13,568,594	(749,273)	16,152	12,835,473
Cash and cash equivalents	7,970,791	7,970,791			7,970,791
Trade receivables	1,186,315	1,186,315			1,186,315
Inventories	2,588,946	2,588,946	(35)	16,462	2,605,373
Income tax and social contribution to compensate	398,172	398,172			398,172
Deferred taxes	749,272	749,272	(749,272)
Others	675,098	675,098	34	(310)	674,822
Non-Current	15,598,630	15,695,676	2,241,576	(47,222)	17,890,030
Long Term Assets	3,640,162	3,737,208	2,241,573	(1,559)	5,977,222
Deferred taxes	1,112,299	1,209,345	749,272	(1,559)	1,957,058
Recoverable taxes	236,852	236,852			236,852
Judicial deposits	1,214,670	1,214,670	1,492,301		2,706,971
Trade receivables	212,486	212,486			212,486
Receivable from related parties	479,120	479,120			479,120
Prepaid expenses	105,921	105,921			105,921
Others	278,814	278,814			278,814
Investment	321,889	321,889		13	321,902
Property, Plant and Equipment	11,145,530	11,145,530	17,846	(30,029)	11,133,347
Intangible Assets	457,580	457,580		(21)	457,559
Deferred	33,469	33,469	(17,843)	(15,626)
TOTAL ASSETS	29,167,224	29,264,270	1,492,303	(31,070)	30,725,503
LIABILITIES
Current	5,128,196	5,128,196	48,897	(1,179,027)	3,998,066
Suppliers	504,223	504,223			504,223
Loans and Financing	1,160,407	1,160,407	(77,146)		1,083,261
Debentures	30,659	30,659			30,659
Accounts Payable with Subsidiaries	80,062	80,062			80,062
Provision for tax, social security, labor and civil risks	134,190	134,190			134,190
Tax Liabilities	336,804	336,804			336,804
Tax in installments	582,190	582,190			582,190
Pension fund provision	57,158	57,158	(57,158)
Dividends	1,562,085	1,562,085		(1,179,006)	383,079
Provision for tax, social security, labor and civil risks	83,462	83,462	106,055		189,517
Others	596,956	596,956	77,146	(21)	674,081
Non-Current	18,445,535	18,730,965	1,443,406	(36,444)	20,137,927
Loans and Financing	12,547,840	12,547,840	(18,729)		12,529,111
Debentures	624,570	624,570			624,570
Provision for tax, social security, labor and civil risks	1,452,422	1,452,422	1,386,248		2,838,670
Provision for environmental liabilities	116,544	116,544	15,524		132,068
Deferred taxes	28,325	28,325		1,715	30,040
Tax in installments	437,231	437,231			437,231
Accounts Payable with Subsidiaries	2,980,772	2,980,772			2,980,772
Pension fund provision	12,788	298,218	57,158	(38,231)	317,145
Others	245,043	245,043	3,205	72	248,320
Shareholders' Equity	5,510,433	5,322,049		1,184,401	6,506,450
Capital	1,680,947	1,680,947			1,680,947
Capital Reserve	30	30			30
Earnings Reserve	4,211,770	4,211,770	54,200	1,178,635	5,444,605
Additional dividends proposed				1,178,635	1,178,635
Others	4,211,770	4,211,770	54,200		4,265,970
Accumulated Earnings		(188,384)	150,604	4,363	(33,417)
Valuation adjustments to equity	(382,314)	(382,314)	(204,804)	1,403	(585,715)
Non-Controlling Shareholders Interest	83,060	83,060			83,060
Total Equity	5,593,493	5,405,109		1,184,401	6,589,510

TOTAL LIABILITIES + SHAREHOLDER'S EQUITY	29,167,224	29,264,270	1,492,303	(31,070)	30,725,503

iii. Reconciliation of shareholders’ equity with BRGAAP x IFRS as of January 1, 2009

	Nota	1/1/2009
Shareholder's Equity in BRGAAP		6,486,404
IFRS Adjustments:
Deferred Assets	4.3 b	(44,113)
Capitalized Foreign Exchange Variation	4.3 d	(194,368)
Hyperinflationary period adjustments	4.3 d	180,635
Depreciation	4.3 d	637
Dividends Excess (minimum mandatory)	4.3 f	485,816
Pension Plan - Social Security	4.2 a	50,035
Pension Plan - Healthcare Plan	4.2 a	(29,661)
Deferred income tax and social contribution without IFRS adjustments	4.3 c	11,759
Other net adjustments		(393)
Shareholder's Equity in IFRS		6,946,751

iv. Reconciliation of shareholders’ equity with BRGAAP x IFRS as of December 31, 2009

	Nota	12/31/2009
Shareholder's Equity in BRGAAP		5,405,109
IFRS Adjustments:
Deferred Assets	4.3 b	(37,163)
Capitalized Foreign Exchange Variation	4.3 d	(173,145)
Hyperinflationary period adjustments	4.3 d	164,323
Depreciation	4.3 d	637
Dividends Excess (minimum mandatory)	4.3 f	1,178,635
Pension Plan - Social Security		69,947
Pension Plan - Healthcare Plan		(31,714)
Deferred income tax and social contribution without IFRS adjustments	4.3 c	(3,277)
Other net adjustments		16,158
Shareholder's Equity in IFRS		6,589,510

v. Income statement for the year ended December 31, 2009

				12/31/2009

	BRGAAP Published	BRGAAP Republished	IFRS Adjustments	IFRS
Net Revenues	10,978,364	10,978,364		10,978,364
Cost of Goods Sold (COGS)	(7,045,504)	(7,045,504)	23,385	(7,022,119)
Depreciation allocated to COGS	(751,266)	(751,266)	4,102	(747,164)
Others	(6,294,238)	(6,294,238)	19,283	(6,274,955)
GROSS PROFIT	3,932,860	3,932,860	23,385	3,956,245
Operational Revenues (Expenses)	(400,455)	(412,480)	17,467	(395,013)
Selling	(635,784)	(635,784)		(635,784)
Depreciation allocated to Selling Expenses	(6,250)	(6,250)		(6,250)
Others	(629,534)	(629,534)		(629,534)
General and Administrative Expenses	(483,067)	(483,067)	2,995	(480,072)
Depreciation allocated to G&A Expenses	(29,733)	(29,733)	2,995	(26,738)
Others	(453,334)	(453,334)		(453,334)
Other operation income	1,416,756	1,416,756	(21)	1,416,735
Other operation expenses	(698,360)	(710,385)	14,480	(695,905)
Valuation adjustments to equity results			13	13
OPERATIONAL INCOME BEFORE FINANCIAL RESULTS	3,532,405	3,520,380	40,852	3,561,232
Financial Results	(246,435)	(246,435)		(246,435)
Financial Revenues	586,025	586,025		586,025
Financial Expenses	(832,460)	(832,460)		(832,460)
Net Foreign Exchange Variation	1,060,055	1,060,055		1,060,055
Financial Expenses	(1,892,515)	(1,892,515)		(1,892,515)
Income before social contribution and income taxes	3,285,970	3,273,945	40,852	3,314,797
Current Income Tax and Social Contribution	(581,735)	(581,735)		(581,735)
Deferred Income Tax and Social Contribution	(109,323)	(103,993)	(13,888)	(117,881)
Deferred Income Tax	(83,497)	(79,578)	(10,211)	(89,789)
Deferred Social Contribution	(25,826)	(24,415)	(3,677)	(28,092)
NET INCOME	2,594,912	2,588,217	26,964	2,615,181

Attributed to Controlling Shareholders	2,598,665	2,591,970		2,618,934
Attributed to Non-Controlling Shareholders	(3,753)	(3,753)		(3,753)

vi. Reconciliation of profit with BRGAAP x IFRS for the year ended December 31, 2009

	Note	2009
Profit in BRGAAP		2,588,217
IFRS Adjustments:
Deferred Assets	4.3 b	7,519
Capitalized Foreign Exchange Variation	4.3 d	23,545
Hyperinflationary period adjustments	4.3 d	(16,312)
Pension Plan	4.2 a	14,481
Deferred income tax and social contribution without IFRS adjustments	4.3 c	(13,887)
Other net adjustments		11,618
Profit in IFRS		2,615,181

vii. Reconciliation of cash flows with BRGAAP x IFRS for the year ended December 31, 2009

				Consolidated
				2009
	BRGAAP Published	BRGAAP Republished	IFRS Adjustments	IFRS
Cash Flow from Operating Activities
Net income for the period	2,594,912	2,588,217	26,964	2,615,181
Net Income reconciliation adjustments
From operational Activities:
- Foreign exchange and monetary variations, net	(2,024,573)	(2,024,573)		(2,024,573)
- Provision for financial expenses	1,130,089	1,130,089		1,130,089
- Depreciation, exhaustion and amortization	787,249	787,249	(7,097)	780,152
- Write-off of permanent assets	70,494	70,494		70,494
- Percentage Change – Gain and Loss	(835,115)	(835,115)		(835,115)
- Deferred Income and Social Contribution Taxes	109,324	103,994	13,887	117,881
- Provision for Trade Receivable Loss	1,527	1,527		1,527
- Provision for Actuarial Liability - CBS	(47,622)	(47,622)		(47,622)
- Provision for Swap/Forward Operations	(88,986)	(88,986)		(88,986)
- Provision for contingencies	99,157	99,157		99,157
- Other Provisions	437,994	450,019	(33,754)	416,265
	2,234,450	2,234,450		2,234,450
- Accounts Receivable	(51,082)	(51,082)		(51,082)
- Inventory	926,260	926,260		926,260
- Taxes to Offset	(313,697)	(313,697)		(313,697)
- Taxes	263,734	263,734		263,734
- Taxes paid in installments - Refis	(103,775)	(103,775)		(103,775)
- Suppliers	(1,137,203)	(1,137,203)		(1,137,203)
- Salaries and Social Charges	15,257	15,257		15,257
- Contingent Liabilities	(422,375)	(422,375)		(422,375)
- Judicial Deposits	(737,041)	(737,041)		(737,041)
- Financial Institutions - Interest	(992,280)	(992,280)		(992,280)
- Financial Institutions – Swap Operations	(742,700)	(742,700)		(742,700)
- Others	287,433	287,433		287,433
Assets and Liabilities variation	(3,007,469)	(3,007,469)		(3,007,469)
Net Cash from Operating Activities	(773,019)	(773,019)		(773,019)

- Net Effects – Equity Swap	1,420,322	1,420,322		1,420,322
- Swap Realization	248,966	248,966		248,966
- Investments	(284,232)	(284,232)		(284,232)
- Property, Plant and Equipment	(1,996,759)	(1,996,759)		(1,996,759)
- Intangible Assets	(5,628)	(5,628)		(5,628)
Net Cash from Investment Activities	(617,331)	(617,331)		(617,331)

- Loans and Financing	7,671,696	7,671,696		7,671,696
- Dividends and Interest on Shareholders’ Equity	(2,027,600)	(2,027,600)		(2,027,600)
- Treasury Shares	(1,350,307)	(1,350,307)		(1,350,307)
- Financial Institutions - Principal	(2,783,313)	(2,783,313)		(2,783,313)
Net Cash from Financing Activities	1,510,476	1,510,476		1,510,476

Foreign Exchange Variation on Cash and Cash Equivalents	(1,300,744)	(1,300,744)		(1,300,744)

Increase (Decrease) in Cash and Cash Equivalents	(1,180,618)	(1,180,618)		(1,180,618)
Opening Balance of Cash and Cash Equivalents	9,151,409	9,151,409		9,151,409
Closing Balance of Cash and Cash Equivalents	7,970,791	7,970,791		7,970,791

c) Reservations and emphases of matter included in the auditor’s report:

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo- SP

We have audited the accompanying financial statements of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2012, and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil, and of the consolidated financial statements in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Individual Financial Statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional as of December 31, 2012, its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the Consolidated Financial Statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2012, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRSs, issued by the IASB, and accounting practices adopted in Brazil.

Emphasis of Matter

We draw attention to note 2 to the financial statements, which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of the Companhia Siderúrgica Nacional, these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which for purposes of IFRS, would be measured at cost or fair value. Our opinion is not qualified in respect of this matter.

Other Matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”), for the year ended December 31, 2012, prepared under the responsibility of the Company’s management, the presentation of which is required by Brazilian Corporate Law for publicly-traded companies, supplemental information for IFRS, which do not require a presentation of a DVA. These statements were subject to the same auditing procedures described above, and, based on our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on March 26, 2012.

São Paulo, March 26, 2013

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio

Auditores Independentes	Engagement Partner

CRC nº 2 SP 011609/O-8	CRC nº 1 SP 088438/O-9

10.5 Directors should indicate and comment on critical accounting standards adopted by the Company, especially with regard to accounting estimates made by management about uncertain, and relevant concerns for the description on the financial situation and results that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, life of non-current assets, pension plans, exchange currency conversion adjustments, environmental recovery costs, asset recovery test criteria and financial instruments

Accounting policies adopted by the Company:

The consolidated financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB) and the accounting practices adopted in Brazil comprise those in the Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by Securities and Exchanges Commission - CVM.

The individual financial statements have been prepared in accordance with the standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities and Exchange Commission) applicable to the preparation of the financial statements.

The preparation of financial statements in conformity with IFRS and issued by the CPC requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, allowance for inventories losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments, and employee benefits. Actual results may differ from these estimates.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value, or recoverable amount. When both IFRSs and CPCs include the option between acquisition cost and any other measurement criterion (for example, systematic remeasurement), the Company used the acquisition cost criterion.

Some balances related to 2011 have been reclassified to allow a better comparability with 2012.

The individual and consolidated were approved by the Board of Directors and authorized for issue on March 26, 2013.

(a) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments, redeemable within 90 days from the end of the reporting period, readily convertible to a known amount of cash and subject to an insignificant risk of change in value. Certificated of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(b) Trade accounts receivable

Trade accounts receivable are initially recognized at fair value, including the related taxes and expenses. Foreign currency denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of the Company’s legal counsel regarding the collection of these receivables for recognizing the loss estimate.

(c) Inventories

Inventories are carried at the lower of cost and the net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials.

The costs of finished products and work in process comprise raw materials, labor, and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Estimated losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine. The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(d) Investments

Investments in subsidiaries, jointly controlled entities and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the individual financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders’ equity are recognized in line item “cumulative translation adjustments” in the Company’s shareholders’ equity, and are only registered in the profit or loss when the investment is disposed of or written-off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

When necessary, the accounting practices of the subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(e) Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interests held in the fair value of the acquiree’s new assets (see note 3).

(f) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction cost, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method, based on the remaining economic useful lives of the assets, as mentioned in Note 10. The depletion of the mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation costs include:

  Research and analysis of exploration area historical data;
  Topographic, geological, geochemical, and geophysical studies;
  Determine the mineral asset’s volume and quantity/grade of deposits;
  Examine and test the extraction processes and methods;
  Topographic surveys of transportation and infrastructure needs;
  Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operation are capitalized and amortized using the produced (extracted) units method, based on the probable and proven ore quantities.

The development stage includes:

  Drillings to define the ore body;
  Access and draining plans;
  Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Striping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months. These parts are classified in property, plant and equipment and not in inventories.

(g) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

  Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

  Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years.

(h) Impairment of nonfinancial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash-Generating Units, - CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(i) Employee benefits

i. Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statements for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding the defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. Any unrecognized costs of past services and the fair values of any plan assets are deducted. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan. In calculating the present value of the economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually evaluated by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and subsequently are transferred to retained earnings. They are recorded in the income statement only if the plan is extinguished.

ii. Profit sharing and bonuses

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

(j) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(k) Concessions

The Company has government concessions and their payments are classified as operating leases.

(l) Share capital

Common shares are classified in shareholders’ equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders’ equity as a deduction from the proceeds, net of taxes.

When any group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from shareholders’ equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution, is included in shareholders’ equity attributable to owners of the Company.

(m) Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow into the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(n) Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive the payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(o) Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax laws enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes. The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders’ equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(p) Earnings/(loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

(q) Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

(r) Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Research and development expenditures recognized as expense for the year ended December 31, 2012 amounted to R$6,033,000.

(s) Financial instruments

i) Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

  Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category, unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

  Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, excluding short-term investments. Cash and cash equivalents are recognized at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

  Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity.

Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

  Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

  Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make the maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii) Impairment of financial assets

The Company assesses of the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

  Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

  significant financial difficulty of the issuer or counterparty;
  a breach of contract, such as default or delinquency in interest or principal payments;
  the issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;
  it becomes probable that the borrower will enter bankruptcy or other financial reorganization;
  the disappearance of an active market for that financial asset because of financial difficulties; or
  observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including: - Adverse changes in the payment status of borrowers in the portfolio;

- National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

  Assets classified as available for sale

In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment the Company assesses, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as: industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from shareholders’ equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 13).

iii) Financial liabilities

Financial liabilities are classified into the following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

  Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

  Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

  Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv) Derivative instruments and hedging activities

  Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Other gains (losses), net”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

  Foreign exchange gains or losses on foreign operations

Gains and losses accumulated in shareholders’ equity are included in the income statement when the foreign operation is partially disposed of or sold.

(t) Segment information

An operating segment is a component of the group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group. All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 26).

(u) Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

10.6 Internal controls implemented for ensure the elaboration of reliable financial reporting:

a) Effectiveness of internal controls, including eventual imperfections and actions taken to correct such issues:

The Company possesses, in its structure, a Corporate Risks Area, which is subordinated to the Financial Director, and whose main objectives is to identify, measure and monitor operating, financial and strategic risks, in addition to ensuring compliance with the law and regulations, and with the Company's internal policies and procedures.

Internal controls responsible for the mitigation of risks inherent to the Company’s operations are executed by the operating areas and monitored independently by the Corporate Risks Area, which prepares and monitors the action plans to mitigate any deficiency identified and reported to the Management.

The Internal Audit Board, which reports to the Company's Board of Directors, is also in charge of monitoring internal controls by carrying out independent tests.

Management believes in the efficiency of the internal controls adopted to ensure the quality, accuracy and reliability of its financial statements.

For this reason, Management believes the Company's financial statements adequately represent the Company's results of operations, as well as its equity and financial position on the reporting dates.

b) Deficiencies and recommendations on the internal controls found in the independent auditors’ report:

The independent auditors' report for the year ended December 31, 2012 was not concluded up to the filing of this Management Proposal, not being possible, therefore, to report its appraisal regarding the Company’s internal controls, aiming at ensuring the reliability and appropriate preparation of the Company's Financial Statements.

10. 7 Aspects referring to public offers for the distribution of securities:

a) How the resulting proceeds were employed:

Not applicable

b) Any relevant variance between the actual allocation of proceeds and the proposed allocation as reported in relevant offering prospectus:

Not applicable

c) In the event of any variance, the reasons for any such variance:

Not applicable

10.8 Relevant items not included in the Company’s financial statements:

a) assets and liabilities directly or indirectly held by the Company that are not included in its balance sheet (off-balance sheet items), such as:

(i) operating leases, taken and extended;

(ii) receivable portfolio write-offs that create any risks or responsibilities for the Company, plus all relevant liabilities where applicable;

(iii) future goods and services purchase and sale agreements; (iv) incomplete building agreements; (v) future loan proceeds agreements.

The Company has the following relevant liabilities that are not included in its financial statements (amounts in R$ thousand):

Take-or-Pay Agreements

			Payments in the period
Counterparty	Type of service	Agreement terms and conditions	2011	2012	2013	2014	2015	After 2015	Total
MRS Logística	Iron ore transportation.	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	153,870	142,190	131,271	131,271	131,271	65,635	459,448

MRS Logística	Steel products transportation.	Transportation of at least 80% of annual volume agreed with MRS.	17,606	68,248	58,762	58,762	58,762	24,484	200,770

(*) MRS Logística	Iron ore, coke and coal transportation.	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	41,463	23,334

FCA	Mining products transportation.	Transportation of at least 1,900,000 metric tons per year.	1,324	734	69,817				69,817

FCA	FCA railway transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	1,648	2,733	27,300	27,300	27,300	118,301	200,201

(*) ALL	Railway transportation of steel products.	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	14,774	11,894

White Martins	Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	102,274	110,999	110,113	110,113	110,113	110,113	440,452

(*) CEG Rio	Supply of natural gas.	CSN undertakes to buy at least 70% of the monthly natural gas volume.	432,449	441,804

Vale S.A	Supply of iron ore pellets.	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	349,797	444,642	132,302	88,201			220,503

Compagás	Supply of natural gas.	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	16,884	18,874	15,058	15,058	15,058	135,522	180,696

COPEL	Power supply.	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	13,378	15,202	7,487	7,487	7,487	39,934	62,395

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production.	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	6,186	7,585	7,074	7,074	7,074	51,285	72,507

Harsco Metals	Processing of slag generated during pig iron and steel production.	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	39,739	40,506	30,000	15,000			45,000

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units.	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	38,817	46,424	19,622				19,622
(*) in renegotiation phase.
			1,230,209	1,375,169	608,806	460,266	357,065	545,274	1,971,411

Concession Agreements

Company
Concession	Type of service	2013	2014	2015	After 2015	Total

MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	86,322	86,322	86,322	884,804	1,143,770

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,011	7,011	7,011	80,039	101,072

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	117,913	125,922	125,922	881,455	1,251,212

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	23,838	23,838	23,838	238,384	309,898

		235,084	243,093	243,093	2,084,682	2,805,952

b) other items not included in the financial statements:

Not applicable.

10.9 With regard to each item not included in the financial statements indicated in item 10.8, comment:

a) how such items change, or might change in the future, the revenues, expenses, operating result, financial expenses or other items of the Company’s financial statements:

See item 10.8

b) nature and purpose of the operation:

See item 10.8

c) nature and amount of the liabilities assumed by and of the rights generated for the Company as a result of the operation:

See item 10.8

10.10. Key elements of the Company’s business plan:

a) Investments, including:

(i) quantitative and qualitative review of ongoing and proposed investments;
(ii) Investment funding sources; and
iii) Any relevant ongoing or proposed divestitures.

b) acquisitions already disclosed of any plant, equipment, patents or any other asset that may materially affect the productive capacity of the Company;

Quantitative And Qualitative Review Of Ongoing And Proposed Investments

The Company’s operations require current investments to ensure its continuity as a going concern, improve productivity and operating efficiency, and investments in the expansion of production capacity of the Company’s steel, mining, logistics, cement, and energy businesses.

In 2012 CSN’s investments totaled R$3,144 million, of which R$1,627 million were invested in the Parent Company, as follows:

ü Expansion of the Casa de Pedra mine and the Itaguaí Port: R$381 million;

ü Construction of the long steel plant: R$454 million;

ü Expansion of the clinker plant: R$73 million.

The remaining R$1,517 million was invested in the Company’s subsidiaries or jointly controlled entities, such as the investments in:

ü Transnordestina Logística: R$984 million;

ü MRS Logística: R$328 million.

The Company’s investments in 2011 totaled R$4,401 million, of which R$2,386 million was invested in its subsidiaries or jointly controlled entities, such as the investments in:

ü Transnordestina Logística: R$1,691 million;

ü MRS Logística: R$447 million.

ü Namisa: R$100 million;

ü CSN Cimentos: R$61 million.

The remaining R$2,015 million was invested in the Parent Company, as follows:

ü Current investments: R$549 million;

ü Expansion of the Casa de Pedra mine: R$251 million;

ü Expansion of the Itaguai Port: R$238 million;

ü Construction of the long steel plant: R$216 million.

The Company’s investments in 2010 totaled R$3,636 million, of which R$2,201 million was invested in or by its subsidiaries or jointly controlled entities, such as the investments in:

ü Transnordestina Logística: R$1,371 million;

ü CSN Aços Longos: R$275 million;

ü CSN Cimentos: R$249 million;

ü MRS Logística: R$199 million.

The remaining R$1,435 million was invested in the Parent Company, as follows:

ü Maintenance and repairs: R$483 million;

ü Expansion of the Casa de Pedra mine: R$275 million;

ü Expansion of the Itaguai Port: R$139 million;

ü Technological improvements: R$125 million.

The following is a detailed account of the main planned investments:

Mining (iron ore)

CSN is the second largest iron ore exporter in Brazil, and has been implementing expansion projects in its Casa de Pedra and Namisa mines to reach total sales capacity of 89 million metric tonnes of iron ore. Concurrently, the Company is working on the expansion of Tecar, its solid bulks terminal in the Itaguaí Port, Rio de Janeiro, RJ, to reach total annual loading capacity of 84 million metric tonnes of iron ore.

Steel

CSN is working on the diversification of its steel activities with the construction of a long steel plant in Volta Redonda with annual production capacity of 500,000 metric tonnes, including rebar and wire rod.

With regards to flat steel, the Company has been expanding its service centers, through the recent investments in the expansion of the cutting unit in Porto Real, State of Rio de Janeiro, focused on the automotive industry, besides developing expansion projects of the pre-painted steel plant in Paraná. In January 2012 CSN acquired Stahlwerk Thüringen GmbH (SWT), which produces sections, and Gallardo Sections S.L.U, both located in Germany. SWT, with installed annual production capacity of 1.1 million metric tonnes of steel, specializes in the production of steel profiles for the construction industry, is strategically located, reducing costs of raw materials and allowing access to both developed and emerging markets .

Cement

CSN built in 2009 its first cement grinding plant in Volta Redonda, with annual capacity of 2.4 million metric tonnes, which produced and sold in 2012 approximately 2.0 million metric tonnes of cement.

With the expected growth of the domestic cement market, the Company is studying the expansion of its cement production capacity to 5.4 million metric tonnes per year.

Transnordestina Logística S.A.

Transnordestina Logística S.A. (TLSA) is building, with the support of the Federal Government, the Nova Transnordestina railway, with an extension of 1,728 km and which will connect the railway terminal in Eliseu Martins (PI) with the Suape (PE) and Pecém (CE) Ports, crossing several cities in the states of Piauí, Pernambuco, and Ceará.

The railroad, with projected operation capacity of 30 million metric tonnes/year, should play an important role in the development of the Northeast region of Brazil and create a logistics alternative for the local economic development of the oil and oil byproducts, grain, mining, agriculture, and other industries.

Ports (Tecon)

Sepetiba Tecon, managed by CSN, is a hub port currently ranking as the largest container terminal in Rio de Janeiro and one of the largest Brazilian ports in its segment.

For the expansion of Sepetiba Tecon, CSN has planned investments in infrastructure such as the leveling of berth 301 and the acquisition of new equipments. The purpose of this project is to transform Berth 301 is a continuous wharf to allow the simultaneous handling of large vessels, thus increasing the terminal’s capacity.

Power generation

In the energy generation segment, the installation of a top turbine with a capacity of 21MW is currently in progress, in Blast Furnace 3 of the Presidente Vargas Plant, in Volta Redonda.

Sources of Investment Financing

CSN expects to finance its investments using own funds, financing from government and private sector entities, and possible strategic partnerships.

Material Divestures in Progress and Forecast Divestures

There are no material divestures in progress or forecasted.

c) New products and services, indicating:

(i) Description of the findings of any ongoing and already disclosed research;
(ii) Total amounts spent with research and development for new products and services;
(iii) disclosed ongoing projects; and
(iv) Total amounts spent with research and development for new products and services.

Aiming to meet new market demands and the expectations of its clients, CSN has been investing in the research and development of new products, including:

  Lighter structural steel for vehicle and bus bodies, helping to reduce fuel consumption;
  Pre-painted steel coated with Organo-Metallic film for vehicle fuel tanks, eliminating certain steps in the production chain;
  Advanced extra-fine steel (“CSN Extra Fino®”) for home appliances and steel furniture.

10.11 Other drivers that had a material influence on the operating performance and that were not identified or explained in other items herein contained.

All material information was identified and commented in the other items of this section.

COMPANHIA SIDERÚRGICA NACIONAL

EXHIBIT II

Base date: 12.31.2012
(Pursuant to article 13 of Exhibit 24 of CVM Rule 480, of December 07, 2009)

13.1 Policy and practice applicable to compensation of the board of directors, the statutory and non-statutory boards of executive officers, the supervisory board, the statutory committees, and the audit, risk, financial and compensation committees, including: a. Objectives of the compensation policy or practices:

Board of Directors:

The Company has a compatibility policy between the compensation offered and the responsibilities of each office, considering that the Board of Directors establishes policies and guidelines for the Company, overseeing the implementation of such policies by the Company's executive officers.

Statutory Board of Executive Officers:

The Company has a policy of offering competitive compensation packages to its senior management, which is compatible with the responsibilities of each office, considering both the responsibilities and commitment of an officer in fulfilling the Company's strategic goals within an increasing competitive globalization scenario wherein the Company develops its activities.

Non-Statutory Board of Executive Officers:

The Company has a policy of establishing an internal (among its executive officers) and external (competitively relative the market) balance regarding the compensation payable to non-statutory officers in order to attract, retain and motivate its executives, allowing the Company to fulfill its strategic objectives within an increasing competitive globalization scenario wherein it develops its activities.

Audit Committee:

The Company has a compatibility policy between the compensation offered and the responsibilities of each office, considering that the Audit Committee members ensure the transparency of information and of the Company's management accounts. b. Compensation breakdown, including:

(i) description and purpose of each compensation element;

Board of Directors:

Members of the Board of Directors are entitled to fixed compensation only, i.e. a monthly fee, which is fixed by the Board itself at meeting with the objectives of ensure the compatibility between the function and the compensation paid. All members of the Board of Directors earn the same amount, except those members who also take seat in the Audit Committee, which are entitled to an additional fee due to the exercise of both functions.

Statutory Board of Executive Officers:

The members of the Statutory Board of Executive Officers are entitled to an annual global compensation comprised by fixed (monthly fee) and variable (goal-based bonus and other bonuses*) portions. This policy is designed to ensure the compatibility between the responsibilities and the compensation paid to an executive officer.

* Other bonuses: The Company may, eventually, attribute extra compensation, structured by the form of variable compensation, as performance reward for specific activities, distinct targets or projects, and related to such projects. This additional variable compensation is usually tied to nominal fee or occasionally to any other form of compensation compatible with the expected results of the project and the objectives designated to the executive officer.

The members of the Board of Executive Officers are also entitled to the following benefits: Health insurance, dental insurance, life insurance, private pension plan and yearly medical checkup. The Chief Executive Officer is also entitled to use a helicopter and two armored vehicle driven by a designated chauffeur.

Non-Statutory Board of Executive Officers:

The members of the Non-Statutory Board are entitled to both fixed and variable compensation. The fixed portion is comprised by a monthly nominal salary, paid vacations and Christmas bonus, as required by the Brazilian labor laws, and is structured to establish the compatibility between the responsibilities and compensation paid. The variable compensation provides additional payment in proportion to the results achieved by the Company and, more specifically, those obtained by the executive's specific area, as well as to his individual performance or capture and retention strategy. The variable portion is annually paid in as a share in the Company's profits, and is designed establish the compatibility between the responsibilities and compensation paid.

The members of the Non-Statutory Executive Board are also entitled to the following benefits: Health insurance, dental insurance, life insurance, private pension plan, food and meal vouchers, yearly medical checkup and volunteer vacation bonus.

Audit Committee:

Members of the Audit Committee are entitled to fixed compensation only. This fixed compensation is paid as a monthly fee, which is fixed by the Board of Directors at meeting, designed to establish the compatibility between the responsibilities and compensation paid.

(ii) proportion of each element in the aggregate compensation;

Regarding the Board of Directors and the Audit Committee, the fixed compensation portion represents 100% of the total compensation payable.

As for the Statutory and Non-Statutory Board of Executive Officers, the global fixed compensation usually represents 100% of the total compensation payable to an executive officer, except that, in some cases, the total compensation can be comprised by a 50-50 split between fixed and variable compensation, or any other proportion that can better match the responsibilities of each executive officer and the terms and the employment conditions negotiated between the officer and the Company.

(iii) calculation and restatement methodology for each compensation element;

Board of Directors

The Board of Directors fixed compensation is paid in 12 monthly installments, without any previous restatement agreement.

Statutory Board of Executive Officers:

The fixed portion of the annual compensation is paid in 12 monthly installments, besides the possibility of a variable compensation, as mentioned above.

The variable compensation is paid at a specific month in the fiscal year, defined by agreement between each executive and the Company. Most payments are made in April of each year, after the measurement of the annual goals achievement.

The total compensation (fees + variable portion) defined at the beginning of an officer's tenure expires after a 2-year period, and may be renegotiated at the time the employment agreement is renewed if both parties agree to do so.

Non-Statutory Board of Executive Officers:

Non-Statutory Board members fixed compensation is paid each year in 13 fixed monthly installments. Additionally, non-statutory officers earn 33.33% of their nominal salary as statutory vacation bonus, plus 36.67% of their nominal salary as a voluntary vacation bonus.

Compensation is restated based on the business executive market salary increase or through the cumulative inflation measured over the past 12 months, on a yearly basis. The variable compensation portion is paid in April, when goals are measured, as an executive can receive up to 12 nominal salaries.

Audit Committee:

The members of the Audit Committee fixed compensation is paid in 12 monthly installments, without any previous restatement agreement.

(iv) Reasons to justify the compensation breakdown

BOARD OF DIRECTORS: Fixed compensation based on market practices.

STATUTORY EXECUTIVE OFFICERS: Fixed compensation based on market practices, plus variable compensation tied to both the business and individual performances.

NON-STATUTORY EXECUTIVE OFFICERS: Fixed compensation based on market practices, plus variable compensation tied to both the business and individual performances.

AUDIT COMMITTEE: Fixed compensation based on market practices.

NOTE: All variable compensation is tied to the Company's results, to the results of each executive's specific area and individual performances.

c. Key performance indicators taken into consideration in determining each compensation element:

Fixed compensation: Determined based on the responsibilities of each office, through a specific-methodology assessment performed by a specialized independent compensation consultancy firm.

Variable compensation: Determined based on the Company's financial results, and each specific operating area under the responsibility of an officer or executive. The indicators, whether companywide or inherent to each operating area, include net income, net revenue, total expenses less depreciation and EBITDA margin. Each executive individually considered has his/her variable compensation related to pre-established targets related to his/her individual performance. It can also be paid occasionally including an additional variable portion paid in consideration of work performed in connection with specific activities, goals or projects.

d. How compensation is structured to reflect performance indicator improvements:

At the beginning of each year, the Company sets companywide targets. Afterward, these targets are separated and allocated, as applicable, to each Company’s operating areas, so that each executive is able to define the specific targets each operating area must achieve. Additionally, individual targets are agreed to be achieved in the course of the same fiscal year. The achievement of these targets is periodically monitored during the year and finally measured at the end of the fiscal year, and this final result is used to calculate the variable compensation, based on the achievement ratio of each indicator, within those described in “c” above. Maximum variable compensation is defined based on nominal salary units received by the executive or statutory officer, so that the variable compensation received always corresponds to the amount attributed to the achievement level, according to the scale agreed with the executive or statutory officer.

It´s important to note that all targets set for each executive have a relative weight when assessing the achievement of the targets described above, where generally 50% of weighted average is attributed to the financial indicators of the Company and operating area under the executive’s responsibility and the other 50% to his or her individual performance.

e. How does the compensation policy or practices align to short-, mid- and long-term interests of the Company:

The Company's compensation policy is aligned to its short-, mid- and long-term interests through the Strategy Management Cycle, in which the established objectives are divided into strategic planning, budget planning, performance monitoring and results evaluation, which determines a performance-based compensation. This policy is supported by the following points:

  Focus on strategic goals, i.e. actions that significantly impact the continued improvement of the Company's performance
  Measurement and evaluation of the organization's objectives results, expected in its budget, and its variation, which should reflect the accomplishment of such objectives
  Definitions from the division of the Company’s objectives.
  Clear description, previously defined methodology and data sources, easing the comprehension and measurement.
  Best benchmarking practice and evaluation consistency.

These elements intend to ensure the excellence in the Company’s results.

f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders:

No compensation is paid by any subsidiaries, controlled companies or direct or indirect controlling shareholders.

g. Existence of any compensation or benefit connected to the occurrence of corporate events, such as the divestiture of the Company’s controlling interest:

There are no compensation or benefits payable to the occurrence of any corporate event.

13.2 Total compensation of the board of directors, statutory board of executive officers and supervisory board

Total Compensation for the Fiscal Year ended December 31, 2010 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Number of Members¹	6.75	5.08	N/A	11.83
Fixed Annual Compensation	R$1,554,480	R$6,826,663	N/A	R$8,381,143
Salary or Compensation for Work	R$968,400	R$5,309,000	N/A	R$6,277,400
Direct and Indirect Benefits	N/A	R$455,863	N/A	R$455,863
Committee Activities	R$327,000	R$0	N/A	R$327,000
Others	R$259,080	R$1,061,800	N/A	R$1,320,880
Variable Compensation	N/A	R$12,984,830	N/A	R$12,984,830
Bonus	N/A	R$10,820,691	N/A	R$10,820,691
Profit Sharing	N/A	R$0	N/A	R$0
Meeting Activities	N/A	R$0	N/A	R$0
Commissions	N/A	R$0	N/A	R$0
Others	N/A	R$2,164,138	N/A	R$2,164,138
Post-employment	N/A	R$80,860	N/A	R$80,860
Termination of Office	N/A	R$0	N/A	R$0
Stock-based	N/A	R$0	N/A	R$0
Total Compensation	R$1,554,480	R$19,892,353	0	R$21,446,833

1The number of members in each corporate body corresponds to the annual average of the number of members in each body, monthly measured and expressed with two decimal places.
Number of members in the Board of Directors for 2010: 81/12 months = 6.75 members
Number of members in the Statutory Board of Executive Officers for 2010: 61/12 months = 5.08 members

Total Compensation for the Fiscal Year ended December 31, 2011 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Number of Members¹	6.83	5.42	N/A	12.25
Fixed Annual Compensation	R$1,588,800	R$7,649,468	N/A	R$9,238,268
Salary or Compensation for Work	R$984,000	R$5,342,535	N/A	R$6,326,535
Direct and Indirect Benefits	N/A	R$1,238,426	N/A	R$1,238,426
Committee Activities	R$340,000	R$0	N/A	R$340,000
Others	R$264,800	R$1,068,507	N/A	R$1,333,307
Variable Compensation	N/A	R$18,988,121	N/A	R$18,988,121
Bonus	N/A	R$15,823,434	N/A	R$15,823,434
Profit Sharing	N/A	R$0	N/A	R$0
Meeting Activities	N/A	R$0	N/A	R$0
Commissions	N/A	R$0	N/A	R$0
Others	N/A	R$ 3,164,687	N/A	R$ 3,164,687
Post-employment	N/A	R$ 90,779	N/A	R$ 90,779
Termination of Office	N/A	R$ 0	N/A	R$ 0
Stock-based	N/A	R$ 0	N/A	R$ 0
Total Compensation	R$1,588,800	R$26,728,367	R$0	R$28,317,167

1 The number of members in each corporate body corresponds to the annual average of the number of members in each body, monthly measured and expressed with two decimal places.
Number of members in the Board of Directors for 2011: 82/12 months = 6.83 members
Number of members in the Statutory Board of Executive Officers for 2011: 65/12 months = 5.42 members

Total Compensation for the Fiscal Year ended December 31, 2012 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Number of Members¹	6.67	6.25	N/A	12.91
Fixed Annual Compensation	R$1,536,000	R$9,370,291	N/A	R$10,906,291
Salary or Compensation for Work	R$960,000	R$6,623,189	N/A	R$7,583,189
Direct and Indirect Benefits	N/A	R$1,422,465	N/A	R$1,422,465
Committee Activities	R$320,000	R$ 0	N/A	R$320,000
Others	R$256,000	R$1,324,638	N/A	R$1,580,638
Variable Compensation	N/A	R$19,632,854	N/A	R$19,632,854
Bonus	N/A	R$16,360,711	N/A	R$16,360,711
Profit Sharing	N/A	R$0	N/A	R$0
Meeting Activities	N/A	R$0	N/A	R$0
Commissions	N/A	R$0	N/A	R$0
Others	N/A	R$3,272,142	N/A	R$3,272,142
Post-employment	N/A	R$114,537	N/A	R$114,537
Termination of Office	N/A	R$0	N/A	R$0
Stock-based	N/A	R$0	N/A	R$ 0
Total Compensation	R$1,536,000	R$29,117,682	R$0	R$30,653,682

1T he number of members in each corporate body corresponds to the annual average of the number of members in each body, monthly measured and expressed with two decimal places.
Number of members in the Board of Directors for 2012: 80/12 months = 6.67 members
Number of members in the Statutory Board of Executive Officers for 2012: 75/12 months = 6.25 members

Total Compensation expected for 2013
	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Number of Members¹	5.67	8.33	N/A	14.00
Fixed Annual Compensation	R$ 1,411,200	R$ 13,177,496	N/A	R$ 14,588,696
Salary or Compensation for Work	R$ 816,000	R$ 9,739,805	N/A	R$ 10,555,805
Direct and Indirect Benefits	N/A	R$ 1,489,730	N/A	R$ 1,489,730
Committee Activities	R$ 360,000	R$ 0	N/A	R$ 360,000
Others	R$ 235,200	R$ 1,947,961	N/A	R$ 2,183,161
Variable Compensation	N/A	R$ 22,967,714	N/A	R$ 22,967,714
Bonus	N/A	R$ 19,139,762	N/A	R$ 19,139,762
Profit Sharing	N/A	R$ 0	N/A	R$ 0
Meeting Activities	N/A	R$ 0	N/A	R$ 0
Commissions	N/A	R$ 0	N/A	R$ 0
Others	N/A	R$ 3,827,952	N/A	R$ 3,827,952
Post-employment	N/A	R$ 159,330	N/A	R$ 159,330
Termination of Office	N/A	R$ 0	N/A	R$ 0
Stock-based²	N/A	R$ 36,784,260	N/A	R$ 36,784,260
Total Compensation	R$ 1,411,200	R$ 73,088,800	R$ 0	R$ 74,500,000

1 The number of members in each corporate body corresponds to the annual average of the number of members in each body, monthly measured and expressed with two decimal places.

Number of members in the Board of Directors for 2013: 68/12 months = 5.67 members

Number of members in the Statutory Board of Executive Officers for 2013: 100/12 months = 8.33 members

2 Due to the impacts of the world macroeconomic scenario, the Company had to transfer to 2013 the implementation plan of a Stock-based Variable Compensation Program, with an estimated amount of R$36,784,260

13.3 Regarding the variable compensation recognized in the balance sheets for the last 3 fiscal years and the forecasted compensation for the current year, payable to members of the board of directors, statutory board of executive officers and supervisory board:

Variable compensation – fiscal year ended December 31, 2010	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Number of Members	N/A	5.08	N/A	5.08
Bonus
Minimum amount expected in the compensation plan ²	N/A	R$0	N/A	R$0
Maximum amount expected in the compensation plan ¹	N/A	R$17,258,174	N/A	R$17,258,174
Amount expected in the compensation plan – if objectives are achieved	N/A	R$17,258,174	N/A	R$17,258,174
Amount effectively recognized in the fiscal year’s income	N/A	R$10,820,691	N/A	R$10,820,691
Profit sharing
Minimum amount expected in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected in the compensation plan	N/A	N/A	N/A	N/A
Amount expected in the compensation plan – if objectives are achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the fiscal year’s income	N/A	N/A	N/A	N/A

Variable compensation – fiscal year ended December 31, 2011	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Number of Members	N/A	5.42	N/A	5.42
Bonus
Minimum amount expected in the compensation plan ²	N/A	R$0	N/A	R$0
Maximum amount expected in the compensation plan ¹	N/A	R$17,258,174	N/A	R$17,258,174
Amount expected in the compensation plan – if objectives are achieved	N/A	R$17,258,174	N/A	R$17,258,174
Amount effectively recognized in the fiscal year’s income	N/A	R$15,823,434	N/A	R$15,823,434
Profit sharing
Minimum amount expected in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected in the compensation plan	N/A	N/A	N/A	N/A
Amount expected in the compensation plan – if objectives are achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the fiscal year’s income	N/A	N/A	N/A	N/A

Variable compensation – fiscal year ended December 31, 2012	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Number of Members	N/A	6.25	N/A	6.25
Bonus
Minimum amount expected in the compensation plan ²	N/A	R$0	N/A	R$0
Maximum amount expected in the compensation plan ¹	N/A	R$18,841,062	N/A	R$18,841,062
Amount expected in the compensation plan – if objectives are achieved	N/A	R$18,841,062	N/A	R$18,841,062
Amount effectively recognized in the fiscal year’s income	N/A	R$16,360,711	N/A	R$16,360,711
Profit sharing
Minimum amount expected in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected in the compensation plan	N/A	N/A	N/A	N/A
Amount expected in the compensation plan – if objectives are achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the fiscal year’s income	N/A	N/A	N/A	N/A

Variable compensation expected for the current fiscal year (2013)	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Number of Members	N/A	8.33	N/A	8.33
Bonus
Minimum amount expected in the compensation plan ²	N/A	R$0	N/A	R$0
Maximum amount expected in the compensation plan ¹	N/A	R$19,139,762	N/A	R$19,139,762
Amount expected in the compensation plan – if objectives are achieved	N/A	R$19,139,762	N/A	R$19,139,762
Profit sharing
Minimum amount expected in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected in the compensation plan	N/A	N/A	N/A	N/A
Amount expected in the compensation plan – if objectives are achieved	N/A	N/A	N/A	N/A

¹The expected maximum variable compensation amount considers that 100% of the objectives are achieved and no additional amounts are expected to be disbursed if more than 100% of the objectives is achieved.
²The Company’s variable compensation model establishes as condition for bonus payment the accomplishment of a trigger (annual target). If this trigger is not reached, the payment cannot be made in the related year and, therefore, which justifies the minimum amount expected of R$0.

13.4. Regarding the stock-based compensation plan for the board of directors and statutory board of executive officers in effect in the last fiscal year and that expected for the current fiscal year:

Not applicable.

13.5. - Number of shares directly or indirectly held by members of the board of directors, statutory board of executive officers or supervisory board, in Brazil and overseas, and other convertible securities issued by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, grouped by body, at the closing date of the last fiscal year:

COMPANY		12/31/2012
		Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Company	Category
Companhia Siderúrgica Nacional	Common Shares	5,558	0	0	5,558

PARENT COMPANIES		12/31/2012
		Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Company	Category
Vicunha Siderurgia S.A.	Common Shares	1	1	0	1
Rio Purus Participações S.A.	Common Shares	500	500	0	500
	Preferred Shares	500	500	0	500

SUBSIDIARIES		12/31/2012
		Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Company	Category
Cia. Metalic Nordeste	Common Shares	0	1	0	1
Companhia Metalúrgica Prada	Common Shares	0	1	0	1
Congonhas Minérios S.A.	Common Shares	0	1	0	1
CSN Cimentos S.A.	Common Shares	0	1	0	1
CSN Gestão de Recursos Financeiros Ltda.	Shares of Capital Stock	1	1	0	1
Estanho de Rondônia S.A.	Common Shares	0	1	0	1
Florestal Nacional S.A.	Common Shares	0	1	0	1
Mineração Nacional S.A.	Common Shares	0	1	0	1
Sepetiba Tecon S.A.	Common Shares	0	1	0	1

SUBSIDIARIES UNDER COMMON CONTROL		12/31/2012
		Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Company	Category
Itá Energética S.A.	Common Shares	0	1	0	1

13.6. Regarding the stock-based compensation recognized in the profit or loss for the last 3 fiscal years and stock-based compensation estimated for the current fiscal year for the board of directors and statutory board of executive officers:

Not applicable.

13.7. Information concerning the outstanding options of the board of directors and statutory board of executive officers at the end of the last fiscal year:

Not applicable.

13.8. Regarding the exercised options and stocks delivered related to stock-based compensation of the board of directors and board of executive officers, in the last three fiscal years, prepare a table with the following content:

Not applicable.

13.9. Information necessary for the comprehension of the information disclosed in items 13.6 to 13.8 (including shares and options pricing method):

Not applicable.

13.10. Information on pension plans in effect granted to the members of the board of directors and statutory board of executive officers:

The Company sponsors a private pension plan for its executive officers. The plan is managed by CBS Previdência (Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional). Under this plan, participants may contribute between 3% to 5% of their nominal salary/fees and the sponsor contributes 100% of that participant's amount.

CBS Previdência – Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional
	Board of Directors	Statutory Board of Executive Officers
Number of members[1]	N/A	6
Name of the plan	N/A	Supplementary Benefit Mixed Plan
Number of executive officers eligible to retire	N/A	4
Accelerated retirement requirements	N/A	*
Accumulated restated amount of contributions accrued until the end of the last fiscal year, net of direct contributions made by executive officers	N/A	R$1,059,720.04
Total amount of contributions accrued during the last fiscal year, net of direct contributions made by executive officers	N/A	R$114,536.97
Accelerated redemption and applicable requirements	N/A	Accelerated redemption is permitted; The individual's employment with the Sponsor must have been terminated and he or she must not be receiving any benefit from CBS.

*Accelerated retirement: Accelerated retirement benefits will be conceived to the participant through a requirement application, and will be paid out in monthly consecutive installments, observed the regulations terms and conditions, which is available on our Intranet and was approved and published by the SPC (Private Pension Authority). It initial amount is defined in accordance with the compensation method option chosen.

1 Statutory Executive Officers on December 31, 2012

13.11. Maximum, minimum and average individual compensation paid to members of the board of directors, statutory board of executive officers and the supervisory board:

Justification for not filling in the chart:

Information not disclosed as in a preliminary injunction decision entered in case 2010.5101002888-5 by the 5th Federal District Court in Rio de Janeiro, upon a motion of IBEF - Rio de Janeiro, of which institute the Company is a member.

13.12. Contractual arrangements, insurance policies or other instruments that structure mechanisms of compensation or indemnification to the executives in case of termination of employment or retirement (including financial consequences to the Company):

Not applicable.

13.13. Percentage of the total compensation of each body recognized in the Company’s profit or loss referred to the members of the board of directors, statutory board of executive officers or supervisory board that are directly or indirectly related parties to controlling shareholders, pursuant to the accounting rules that address this matter:

	2010
	Board of Directors	Statutory Board of Executive Officers	Supervisory Board
Percentage	11.12%	59.01%	N/A

	2011
	Board of Directors	Statutory Board of Executive Officers	Supervisory Board
Percentage	10.88%	47.79%	N/A

	2012
	Board of Directors	Statutory Board of Executive Officers	Supervisory Board
Percentage	11.25%	47.28%	N/A

13.14. Amounts recognized in the Company’s profit or loss as compensation of members of the board of directors, statutory board of executive officers or supervisory board, grouped by body, for any reason but the performance of their positions’ responsibilities, such as, for example, commissions and consulting or advisory services rendered:

Not applicable.

13.15. Amounts recognized in the profit or loss of direct or indirect controlling shareholders, companies under common control and subsidiaries of the Company, as compensation of members of the board of directors, statutory board of executive officers or supervisory board of the Company, grouped by body, including the reason for such amounts to have been paid to these individuals:

Fiscal year 2010 – compensation received due to the exercise of the position in the issuer

	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s controlled companies	R$508,333.36	N/A	N/A	R$508,333.36
Companies under common control	N/A	N/A	N/A	N/A

Fiscal year 2010 – other compensations received, specifying how they were attributed

	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s controlled companies	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

Fiscal year 2011 – compensation received due to the exercise of the position in the issuer

	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s controlled companies	R$336,000.00	N/A	N/A	R$336,000.00
Companies under common control	N/A	N/A	N/A	N/A

Fiscal year 2011 – other compensations received, specifying how they were attributed

	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s controlled companies	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

Fiscal year 2012 – compensation received due to the exercise of the position in the issuer

	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s controlled companies	R$182,500.00	N/A	N/A	R$182,500.00
Companies under common control	N/A	N/A	N/A	N/A

Fiscal year 2012 – other compensations received, specifying how they were attributed

	Board of Directors	Statutory Board of Executive Officers	Supervisory Board	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s controlled companies	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

13.16. Other material information:

Not applicable

EXHIBIT III

As required by Article 10 from CVM Instruction 481/2009, we provide below the information of the candidates that were nominated by controlling shareholders to the election/reelection for members of the Board of Directors, according to items 12.6 to 12.10 from the Reference Form.

Name	Benjamin Steinbruch	Jacks Rabinovich	Aloysio Meirelles de Miranda Filho	Antonio Bernardo Vieira Maia
Age	59	83		53
Occupation	Business Administrator	Engineer	Lawyer	Business Administrator
CPF (Individual Taxpayer Registry)	618.266.778-87	011.495.638-34	715.343.187-04	510.578.677-72
Position	Sitting Board of Directors’ Member	Sitting Board of Directors’ Member	Sitting Board of Directors’ Member	Sitting Board of Directors’ Member
Election date	4/23/1993	4/23/1993	4/30/2013	04/30/2013
Term of office	4/23/1993	4/23/1993	4/30/2013	04/30/2013
Mandate term	Until 2014 General Shareholders´ Meeting	Until 2014 General Shareholders´ Meeting	Until 2014 General Shareholders´ Meeting	Until 2014 General Shareholders´ Meeting
Other positions held in the Company	Chief Executive Officer	N/A	N/A	N/A
Elected by the controlling shareholders?	Yes	Yes	Yes	Yes

Nominees’ Résumés:

Benjamin Steinbruch. Mr. Steinbruch has been a member of our Board of Directors since April 23, 1993, and has simultaneously held the positions of Chairman since April 23, 1993 and CEO since April 30, 2002. He is also a member of the Administrative Board of the Portuguese Chamber, 1st Vice-President of the Federation of Industries of the State of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, and advisor of the Institute for Industrial Development Studies - IEDI. Over the past five years, he also served as Chairman of the Board of Directors and CEO of Vicunha Siderurgia S.A., Vice Chairman of the Board of Directors of Textília S.A., Director of Vicunha Aços S.A., Vicunha Steel S.A., Vicunha S.A., Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A., Vicunha Participações S.A., Officer of Rio Purus Participações S.A., and Officer of Rio Iaco (all these companies belong to the controlling group of CSN), Director of Prada Metallurgical Company and Nacional Minérios S.A. (both controlled by CSN), member of the Deliberative Council of the CSN Foundation, and Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda., and Haras Phillipson Ltda. Mr. Steinbruch graduated from the Business School of Fundação Getúlio Vargas – FGV/SP and specialized in Marketing and Finance also from Fundação Getúlio Vargas - FGV/SP.

Jacks Rabinovich. Mr. Rabinovich has been a member of our Board of Directors since April 23, 1993 and Vice Chairman since April 24, 2001. Mr. Rabinovich graduated in Civil Engineering from Universidade Mackenzie - SP, and has a specialization in Textile Engineering from the Lowell Institute, Massachusetts -USA.

Aloysio Meirelles de Miranda Filho. Mr. Miranda Filho joined the law firm Ulhôa Canto Advogados Associados in 1982 and became Partner Director in 1989. Mr. Miranda Filho is a member of the Decision-Making Board of the Fernando Henrique Cardoso Institute, of the Executive Board of the Lemann Foundation’s Educational Management Institute, and of the Advisory Board of the Empreender Endeavor Institute. Mr. Miranda Filho graduated at Rio de Janeiro State University (UERJ) in 1984.

Antonio Bernardo Vieira Maia. Mr. Vieira Maia is the CEO of BRG Capital Ltda. since July de 2005 Previously was an officer of Credit Suisse/Banco Garantia de Investimentos S.A., from April 1995 to May 2005. Mr. Vieira Maia started his career at Citibank Brasil as an intern in 1982 and moved to Citibank New York in 1986, where he worked as Institutional Investments Analyst for Citigroup Latin America, until he became an Officer. He was an associate of Banco Bozano Simonsen de Investimentos from August 1979 to December 1981 and a member of the Board of Banque Bénédict Hentsch & Cie SA , Geneva, Switzerland, from April to December 2006. Mr. Vieira Maia is graduated in Business and Public Administration from Fundação Getulio Vargas.

Representations

Court and administrative convictions (including criminal) involving the nominees:

Mr. Benjamin Steinbruch declared, for all legal purposes, that in the past five years he was not subject to conviction by any court for any crimes, conviction or penalty imposed under an administrative proceeding with the Brazilian Securities and Exchange Commission (CVM), or final and unappealable conviction, at judicial or administrative level, that would have resulted in the suspension or prohibition to perform any professional or business activity.

Mr. Jacks Rabinovich declared, for all legal purposes, that in the past five years he was not subject to conviction by any court for any crimes, conviction or penalty imposed under an administrative proceeding with the Brazilian Securities and Exchange Commission (CVM), or final and unappealable conviction, at judicial or administrative level, that would have resulted in the suspension or prohibition to perform any professional or business activity.

Mr. Aloysio Meirelles de Miranda Filho declared, for all legal purposes, that in the past five years he was not subject to conviction issued by any court for any crimes, conviction or penalty imposed under an administrative proceeding with the Brazilian Securities and Exchange Commission (CVM), or final and unappealable conviction, at judicial or administrative level, that would have resulted in the suspension or prohibition to perform any professional or business activity.

Mr. Antonio Bernardo Vieira Maia declared, for all legal purposes, that in the past five years he was not subject to conviction by any court for any crimes, conviction or penalty imposed under an administrative proceeding with the Brazilian Securities and Exchange Commission (CVM), or final and unappealable conviction, at judicial or administrative level, that would have resulted in the suspension or prohibition to perform any professional or business activity.

Existing marital, common law marriage, or up to second degree family relationships between:

a) Company officers

Not applicable

b) Company officers and officers from the Company's direct or indirect subsidiaries

Not applicable

c) Company or direct or indirect subsidiaries officers and Company direct or indirect controlling shareholders

Not applicable

b) Company officers and the Company's direct and indirect parent companies’ officers

Not applicable

Subordination, service provision or control relationships maintained, in the past three years, between Company officers and:

a) a direct or indirect Company subsidiary

Not applicable

b) a direct or indirect Company controlling shareholders

Not applicable

c) a supplier, customer, debtor or creditor of the Company, its subsidiary or parent companies, or subsidiaries of the latter, if material

Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.